SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-2664

E-MAIL ADDRESS
TCRIDER@STBLAW.COM

VIA FEDEX

November 26, 2007

Mr. Elliot Staffen
Securities and Exchange Cc
Division of Corporation Fir
Office of International Cor
100 F Street, N.E.
Washington, D.C. 20549

Re: Inversiones Aguas Metropolitanas S.A. (82-35046) Furnishes Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Dear Mr. Staffen,

On behalf of our client, Inversiones Aguas Metropolitanas S.A. (the "Company"), and pursuant to Rule 12g3-2b (the "Rule") under the U.S. Securities Exchange Act of 1934 (the "Exchange Act"), we are furnishing the following information:

1. English translation of letter to the *Superintendencia de Valores y Seguros* (the Chilean Securities and Insurance Superintendency, or SVS), dated September 26, 2007, informing the agreement adopted by the Board of Directors of the Company regarding the payment of an interim dividend;

2. English translation of letter to the SVS, dated September 28, 2007, attaching information in compliance with Circular No. 660 regarding the payment of an interim dividend;

3. English translation of Form N°1 filed with the SVS on September 28, 2007 containing information in compliance with Circular 660, regarding the payment of an interim dividend;

4. English translation of letter to the SVS, dated September 28, 2007, containing material information according to Chilean law;

5. English translation of letter to the SVS, dated October 3, 2007, which complements the information contained in the letter referred in the previous number 4.;

6. English translation of letter to the SVS, dated October 5, 2007, containing information in compliance with Circular No. 1375;

7. English translation of notice of payment of a Company's interim dividend, dated October 11, 2007;

8. Earnings release of the Company, dated October 26, 2007;

9. English translation of the Company's consolidated financial statements for the period ended September 30, 2007, filed with the SVS;

10. English translation of the Company's unconsolidated financial statements for the period ended September 30, 2007, filed with the SVS;

11. English translation of letter to the SVS, dated October 29, 2007, attaching information in compliance with Circular No. 1696 relating to the investment of pension funds in publicly offered securities of corporations;

12. English translation of Appendixes A and B containing information in compliance with Circular No. 1696, relating to the investment of pension funds in publicly offered securities of corporations;

The information and documents enclosed with this letter are being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (212-455-2664) if you have any questions or require any further information. Sincerely,

S. Todd Crider

Enclosures

cc: Deneb Schiele

Invaersiones Agusa Metropolitanas S.A.
Information Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

File No. 82-35046

(1)

IAM

Santiago, September 26, 2007

Señor
Guillermo Larrain Ríos
Superintendent of Securities and Insurance
Santiago

Ref.: MATERIAL INFORMATION

Dear Sir,

In accordance with clauses 9 and 10.2 of Law 18,045 and General Rule No.30 of the Superintendency, we hereby advise as material information with respect to the Company, its business and its publicly-offered securities or their offering, the following:

In a meeting held on September 26, 2007, the Company's Board of Directors approved the payment of an interim dividend of CLP$ 14,53 per share, to be charged against the 2007 fiscal year, totalling ThCLP$ 14,530,000. This interim dividend will be paid on October 25, 2007

Yours sincerely,

Marta Colet Gonzalo
Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.

(2)

IAM

Santiago, September 28, 2007

Mr. Guillermo Larrain Ríos
Superintendent of Securities and Insurance
Santiago

REF.: Form requested in Circular 660

Dear Sir,

As requested in Circular 660 of the Superintendency, I enclose Form No.1 concerning the distribution of interim dividend No.7 corresponding to the net income for 2007.

Yours sincerely,

MARTA COLET GONZALO
Chief Executive Officer

3

INTERNAL USE : SVS RECEPTION OFFICE.
....

FORM No.1
DIVIDEND DISTRIBUTION

0.01 Original information YES (YES/NO) 0.02 Date sent 28/09/2007 (D/M/Y)

1. IDENTIFICATION OF THE COMPANY AND MOVEMENT

1.01 Tax No. : 77.274.820-5 1.02 Date of sending Original form 28/09/2007 (D/M/Y)

1.03 Name of company INVERSIONES AGUAS METROPOLITANAS S.A.

1.04 Securities Register No. : 0912 1.05 Series affected : SOLE

1.06 Exchange code : IAM 1.07 Movement: 7

2. RESOLUTION AMOUNT OF DIVIDEND

2.01 Resolution date : 26/09/2007 (D/M/Y)

2.02 Origin of resolution : 3 (1: Ordinary shareholders meeting; 2: Extraordinary shareholders meeting; 3: Board meeting).

2.03 Amount of dividend : Ch$ 14,530,000,000. 2.04 Currency : Ch$ PESOS

3. SHARES AND SHAREHOLDERS WITH RIGHT

3.01 Number of shares: 1,000,000,000. 3.02 Limit date : 19/10/07 (D/M/Y)

4. NATURE OF DIVIDEND

4.01 Type of dividend : 1 (1: Interim; 2: Final minimum obligatory; 3: Final additional or eventual)

4.02 Closure of Year : 31/12/2007 (D/M/Y)

4.03 Form of payment : 1 (1: Cash; 2: Option of cash or shares of own issue; 3: Option of cash or shares in other companies; 4:Other method).

5. PAYMENT OF CASH DIVIDEND (whether in cash or cash or shares option)

5.01 Payment in cash : Ch$ 14.53 per share 5.02 Currency : PESOS

5.03 Date of payment : 25/10/2007 (D/M/Y)

6. DISTRIBUTION OF OPTIONAL DIVIDEND IN THE FORM OF SHARES

6.01	Option start date : / / / (D/M/Y)
6.02	Option closing date : / / / (D/M/Y)
6.03	Date delivery certificates : ---------- (D/M/Y)
6.04	Series to choose : .... (only of the option is on shares of own issue)
6.05	Shares post movement : ....
6.06	Tax No. of issuer : .... - ..... (only if the option is on shares of which the company is holder)
6.07	Exchange code : ....
6.08	Shares factor : .... shares due for each share with rights
6.09	Share price : .... / share 6.10 Currency : $ ....

7. COMMENTS

In a meeting held on September 26, 2007, the Company's Board of Directors approved the payment of an interim dividend of CLP$ 14,53 per share, to be charged against the 2007 fiscal year, totalling ThCLP$ 14,530,000. This interim dividend will be paid on October 25, 2007

The payment methods will be as follows:

1. Payment by bank deposit (in checking accounts, savings and/or sight accounts of the shareholder), for those who have so requested in writing to DCV Registros S.A., as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A, at least five business days prior to the dividend payment date. Should the bank checking accounts indicated by the shareholder be rejected by the corresponding bank, the dividend will be paid according to the method in 3. below.
2. Payment by nominative check or bankers draft sent by registered mail to the address of the shareholder appearing in the shareholders register, for those who have so requested in writing to DCV Registros S.A., as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A, at least five business days prior to the dividend payment date. Should the checks or bankers drafts be returned by the post office to DCV Registros S.A., these shall remain in its custody until withdrawn or requested by the shareholder..
3. Payment by check or bankers draft which may be collected at the offices of DCV Registros S.A., as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A., or at the bank and its branches determined for this purpose. The above will be advised in a notice published concerning the payment of dividends.

- The dividend for distribution will be charged to the account Dividends payable.
- The tax treatment of this dividend will be communicated in good time

Declaration : "The information contained in this form is the faithful expression of the facts, for which I assume the corresponding legal responsibility".

NAME AND SIGNATURES OF LEGAL REPRESENTATIVE

Marta Colet Gonzalo
Chief Executive Officer

File No. 82-35046

4

IAM

Santiago, September 28, 2007

Señor
Guillermo Larrain Ríos
Superintendent of Securities and Insurance
Santiago

Ref.: MATERIAL INFORMATION

Dear Sir,

In accordance with clauses 9 and 10.2 of Law 18,045 and General Rule No.30 of the Superintendency, we hereby advise as material information with respect to the Company, its business and its publicly-offered securities or their offering, the following:

The board of the Company, at its meeting held on August 29, and considering the provisions of clause 44 of Law 18,046 and that the directors of Aguas Andinas S.A., Joaquín Villarino Herrera and Marta Colet Gonzalo are also directors of Empresa Depuradora de Aguas Servidas Ltda., decided to report to the Superintendency the signing between the two companies on September 27 of the Operation and Maintenance Contract of the La Farfana Sewage Treatment Plant".

Yours sincerely,

Marta Colet Gonzalo
Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.

5

IAM

Santiago, October 03, 2007

Mr Guillermo Larrain Ríos
Superintendent of Securities and Insurance
Santiago

<u>Ref</u>: Supplement to Material Information reported September 28, 2007, replying to SVS letter No.11603 of October 2, 2007.

Dear Sir,

SVS letter No.11603 of October 2 requested this Company to report on certain aspects related to the Operation and Maintenance Contract for the La Farfana Sewage Treatment Plant signed between Aguas Andinas S.A. and Empresa Depuradora de Aguas Servidas Ltda.

I should like to provide you with the following information in this respect that we have received from our subsidiary company, Aguas Andinas S.A.:

The contract indicated derived from an international public tender made in accordance with clause 67 of Ministry of Public Works (MOP) Decree 382/88, the General Sanitation Services Law, which was called by Aguas Andinas for last May 12.

9 companies acquired the tender bases, resulting in final offers being submitted by the companies Cadagua S.A., Omnium de Traitment et de Valorisation S.A. (OTV) and a consortium formed by Degrémont S.A. and Sociedad General de Aguas de Barcelona S.A. (Agbar), the last two named being related to Aguas Andinas S.A. I enclose the minutes of the opening of the economic offers.

Later, on August 2, 2007, Aguas Andinas reported that the consortium mentioned obtained the best technical and economic qualifications and had been adjudicated the tender. This was decided following the favorable resolution of the Directors' Committee of Aguas Andinas at its meeting held on July 23, 2007 and by its board at its ordinary meeting No.351 held on July 24, 2007. These resolutions were adopted unanimously by the directors present, declaring that this was a transaction that met conditions of equity similar to those habitually prevailing in the market.

In order to sign the contract, and in accordance with the tender bases, Degrémont and Agbar through its subsidiary in Chile Agbar Conosur Ltda., constituted a company called Empresa Depuradora de Aguas Servidas Ltda. (EDAS), of which the directors of Aguas Andinas, Joaquín Villarino and Marta Colet, were appointed as directors.

The signing of the contract with EDAS is therefore a transaction such as those contemplated in clause 44 of the Corporations Law No.18,046.

It should be mentioned that the signing of the contract with EDAS was approved by the Directors' Committee of Aguas Andinas at its meeting of August 27, 2007 and by its board at its ordinary meeting No.352 held on August 28, as well as by the Directors' Committee and board of Inversiones Aguas Metropolitanas S.A., at their respective meetings on August 29, 2007. The resolutions indicated were also adopted unanimously by the directors present, with the abstention of the directors involved.

The contract was signed based on a series of unit prices, for an estimated value of UF 2,774,994.4 (two million, seven hundred and seventy-four thousand, nine hundred and ninety-four point four Unidades de Fomento) plus VAT and will have a term of 60 months from October 1, 2007. It is extendable for a consecutive period of 60 months under the terms set out in the contract.

Finally, I should like to point out that the purpose of the contract is to develop the service of operation and maintenance of the La Farfana Sewage Treatment Plant of Aguas Andinas S.A., including all the areas of a correct management of the operation and maintenance of the plant including the provision of personnel, electricity costs, the provision of chemical inputs, spares, etc., all within the terms contemplated in the tender bases and other documents of the contract.

Yours sincerely,

Marta Colet Gonzalo
Chief Executive Officer

6

File No. 82-35046

IAM

Santiago, Octubre 05, 2007

Mr Alberto Etchegaray de la Cerda
Superintendent of Securities and Insurance
Santiago

Ref.: Circular 1375.

Dear Sir,

In accordance with Section II.1, letters l) and m), of Circular 1375 of the Superintendency, I inform you of the following:

As of September 31, 2007, Inversiones Aguas Metropolitanas S.A. has (i) for the ADR 144-A program, one (1) registered holder which is CEDEFAST – DTC ("Caja de Valores") with 4,519,358 ADRs, and (ii) for the ADR Reg S program, one (1) registered holder which is CEDEFAST – DTC, with 6,295,344 ADRs. The above appears in a report sent by The Bank of New York (the depositary bank).

Yours sincerely,

Marta Colet Gonzalo
Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.

File No. 82-35046

IAM

7

INVERSIONES AGUAS METROPOLITANAS S.A.

OPEN CORPORATION
SECURITIES REGISTER NO.0912

INTERIM DIVIDEND PAYMENT NO.7

Shareholders are informed that the board meeting held on September 26, 2007 agreed to pay interim dividend No.4 of Ch$14.53 per share on October 25, 2007. This dividend will be paid against the net income for the year ending December 31, 2007 and charged against the account Dividends payable.

METHODS OF PAYMENT

1. By bank deposit (in current, savings and/or sight accounts whose account holder is the shareholder)) to all those who have so requested in writing to DCV Registros S.A., as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A, at least 5 business days prior to the closing date for the dividend payment. If the bank current account nominated by the shareholder is rejected by the corresponding bank, the dividend shall be paid in accordance with the following method No.3.

2. By nominative cheque or bank draft sent be registered mail to the domicile of the shareholder that appears in the shareholders register to all those who have requested this in writing to DCV Registros S.A. as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A, at least 5 business days prior to the closing date for the dividend payment. In the cases where the cheques or bank drafts are returned by the post office to DCV Registros S.A., they shall remain in its custody until collected or requested by the shareholder.

3. By cheque or bank draft which can be collected from the offices of DCV Registros S.A., as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A. or at branches of Banco de Credito e Inversiones, BCI.

SHAREHOLDERS REGISTER

Holders of shares of the only share series registered in the shareholders register on October 19, 2007 shall be entitled to the above dividend.

TAX SITUATIONOF THE DIVIDEND

The company will advise shareholders in due course of the tax treatment relating to this dividend.

SHAREHOLDER ATTENTION

Shareholders will be attended regarding all aspects relating to dividend payments at the offices of DCV Registros S.A. at Huérfanos Street 770, 22nd floor, Santiago, between 09:00 and 14:00, and 15:30 and 17:00 hours.

CHIEF EXECUTIVE OFFICER

IAM
www.iamchile.cl

3Q 07 Earnings Release

Source: Consolidated Financial Statements as of September 30, 2007

USOTC: IAMTY

Santiago Stock Exchange: IAM

INVERSIONES AGUAS METROPOLITANAS S.A. ANNOUNCES CONSOLIDATED RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2007

(Santiago – Chile, October 26th, 2007) Inversiones Aguas Metropolitanas S.A. "the Company" or "IAM", controlling shareholder of Aguas Andinas S.A. –the largest water and sewage company in Chile–, announced today its consolidated results for the period ended September 30, 2007 *.

HIGHLIGHTS

Net income of IAM as of September 30, 2007, amounted to Ch$16,768 million as compared to Ch$16,721 million for the same period of 2006.

- Net Revenues amounted to Ch$179,366 million, Ch$2,403 million (1.4%) more than in the same period of 2006. This was mainly due to a higher volume of business of our non-regulated subsidiaries.
- Consolidated cost of sales (Operating Costs plus SG&A) for the third quarter of 2007 amounted to Ch$92,015 million, lower by Ch$1,171 million (1.3%) as compared to the same period of 2006. This variation was mainly explained by a combination of lower personnel expenses, lower costs of services form third parties and higher costs due to a higher volume of business in our non-regulated subsidiaries.
- Non-operating Income of IAM was Ch$(21,721) million, higher by Ch$442 million compared to the result of the previous period. This variation was mainly explained by a higher result in price level restatement of Ch$2,507 million, partly offset by lower result from other non operating income of Ch$1,611 million, principally due to the sale of the 1.1% of Aguas Andinas shares in the first half of 2006.
- Due to the factors set forth above, the consolidated net income of Inversiones Aguas Metropolitanas S.A. for the third quarter of 2007 increased 0.3% to Ch$16,768 million from Ch$16,721 million for the same period of 2006.

Principal Consolidated Figures (Million of Ch$ as of September 30, 2007)

	Sep. 07	Sep. 06	% Var
Net Revenues	179,366	176,963	1.4%
Operating Income	87,351	83,778	4.3%
EBITDA	115,464	111,572	3.5%
EBITDA Margin	64.4%	63.0%	
Net Income	16,768	16,721	0.3%

Revenue Breakdown


1.5%
9.2%
46.7%
42.6%
Water
Sewage
Other regulated businesses
Non regulated businesses

Operating Data

Sales Volume (Thousand m³)	Sep. 07	Sep. 06	% Var
Water	351,698	354,447	(0.8%)
Sewage Collection	346,825	350,287	(1.0%)
Sewage Treatment & Disposal	299,935	303,092	(1.0%)
Sewage Interconnection Service	84,162	83,770	0.5%

Customers	Sep. 07	Sep. 06	% Var
Water	1,586,270	1,536,485	3.2%
Sewage	1,557,412	1,508,395	3.2%

* All figures are in constant Chilean Pesos and are reported according to Chilean Generally Accepted Accounting Principles (Chilean GAAP). Figures as of September 2006 have been adjusted by the year-to-year CPI variation of 4.7%. The consolidated financial statements of Inversiones Aguas Metropolitanas S.A. for such period include its subsidiary Aguas Andinas S.A. "Aguas Andinas".

PRINCIPALS EVENTS OF THE PERIOD

Interim Dividend Payment

At the Board meeting held on September 26, 2007, the payment of an interim dividend of Ch$14.53 per share (equivalent to Ch$290.6 per ADS), totaling ThCh$14.530.000, was approved. This dividend was paid on October 25, 2007.

Establishment of the Level I ADR Program

On July 31, 2007, IAM's sponsored Level I American Depositary Receipts program was declared effective by the US Securities and Exchange Commission. The Level I ADRs trade on the Over-the-Counter market (OTC) under the ticker symbol "IAMTY" and its CUSIP number is 46128Q201.

Capital Reduction Payment

At the annual Extraordinary Shareholders' Meeting of the Company held on April 24, 2007, the payment of a capital distribution of Ch$19.5128 per share (equivalent to Ch$390.256 per ADS), totaling ThCh$19.512.800, was approved. This capital reduction was paid on July 25, 2007.

Approval of Environmental Impact Assessment of Mapocho Urban Cleaning Project

On June 4, 2007, the Regional Environmental Commission for the Santiago Metropolitan Region approved the Environmental Impact Assessment for the Mapocho Urban Cleaning Project. This development involves an investment of nearly US$72 million, and an estimated construction period of 18 months.

Final Dividend Payment

At the annual Ordinary Shareholders' Meeting of the Company held on April 24, 2007, the payment of a final dividend of Ch$8.8453 per share (equivalent to Ch$176.906 per ADS), to be charged against the net income for the year 2006, totaling ThCh$8.845.300, was approved. This final dividend was paid on May 23, 2007.

Chief Executive Officer Appointment

At the meeting of the Board of Directors held on April 25, 2007, Mr. Albert Martínez Lacambra presented his resignation as Chief Executive Officer of IAM. At the same meeting, Mrs. Marta Colet Gonzalo was appointed as Chief Executive Officer of IAM.

Board of Directors and Directors' Committee Constitution

At the meeting of the Board of Directors held on April 25, 2007, the Board was declared as constituted. Mr. Ángel Simón was elected as the chairman and Mr. Joaquín Villarino Herrera as vice-chairman. The same Board meeting appointed the members of the Company's Directors' Committee, being Mr. Herman Chadwick, Mr. Jaime Ravinet and Mr. Joaquín Villarino Herrera.

Appointment of a new Board of Directors

At the annual Ordinary Shareholders' Meeting of the Company held on April 24, 2007, the following Board members were elected:

Director	Alternate Director
Ángel Simón Grimaldos	Josep Bagué Prats
Joaquín Villarino Herrera	Pedro Butazoni Álvarez
Jean Louis Chaussade	Albert Martínez Lacambra
Juan Antonio Guijarro	Xavier Amorós
Herman Chadwick Piñera	Rodrigo Castro Fernández
Mario Marcel Cullel	Ignacio Guerrero Gutiérrez
Jaime Ravinet de la Fuente	Juan Toro Rivera *

(*) On August 29, 2007, Mr. Juan Toro presented his resignation as Alternate Director of IAM.

INCOME STATEMENT ANALYSIS

(In Million of Chilean Pesos)	Sep. 07 MM$	Sep. 06 MM$	% Var
Net Revenues	179,366	176,963	1.4%
Operating Costs	(69,465)	(68,543)	1.3%
Selling & Administrative Expenses	(22,550)	(24,643)	(8.5%)
Operating Income	87,351	83,778	4.3%
Non-Operating Income	(21,721)	(22,163)	(2.0%)
Financial Expenses	(12,796)	(12,964)	(1.3%)
Net Income	16,768	16,721	0.3%

Net Revenues

Net revenues for the third quarter of 2007 reached Ch$179,366 million, a 1.4% increase from Ch$176,963 million for the same period of 2006. The following table sets forth, for the periods indicated, the principal components of our net revenues:

	Sep. 07		Sep. 06	
	Million Ch$	%	Million Ch$	%
Water	83,745	46.7%	84,042	47.5%
Sewage	76,351	42.6%	76,210	43.1%
Other regulated businesses	2,762	1.5%	3,655	2.1%
Non regulated businesses	16,508	9.2%	13,056	7.4%
Total	179,366	100.0%	176,963	100.0%

The increase in net revenues for the third quarter of 2007 of Ch$2,403 million, resulted mainly from the following factors:

a) Water: Water revenues decreased Ch$297 million (0.4%) as a result of a lower sales volume of 2.7 million m^3, which was partially compensated by a higher average tariff applied. The lower water sales volume is explained by a 3.5% decrease in individual consumptions partially compensated by a 2.8% average growth in number of customers. The higher average tariff is explained by the accumulated effect of tariff indexations during 2006 and 2007.

b) Sewage: Sewage revenues increased Ch$141 million (0.2%) as a result of (i) higher income from sewage collection services of Ch$38 million (from Ch$38,337 million in 2006) due to the application of a higher average tariff and a decrease in the sales volume of 3.5 million m^3, (ii) higher income from sewage treatment services of Ch$398 million (from Ch$29,241 million in 2006) as a result of a higher average tariff applied and a decrease in the sales volume of 3.2 million m^3, and (iii) lower income from sewage interconnection services for Ch$295 million (from Ch$8,632 million in 2006) caused by the combination of a lower average tariff and a higher sales volume of 0.4 million m^3.

c) Other regulated businesses: Revenues from other regulated businesses decreased Ch$893 million (24.4%) mainly due to a lower income provisions.

d) Non-regulated businesses: Revenues from non-regulated businesses increased Ch$3,452 million or 26.4%, for the third quarter of 2007, mainly due to a Ch$1,087 million increase in revenues derived from sales of materials related to the sanitation industry, a Ch$1,065 million increase in services related to liquid industrial waste and other water and sewage treatment activities, a Ch$809 million increase in fees to households attributable to installation, cleaning and calibration services; and a Ch$411 million increase in sales of laboratory services.

Cost of Sales

The consolidated cost of sales of IAM (Operating Costs plus SG&A) for the third quarter of 2007 was Ch$92,015 million, lower by Ch$1,171 million (1.3%) as compared to the same period of 2006. This is explained as follows:

- The operating cost increased by Ch$922 million (1.3%) to Ch$69,465 million, compared to Ch$68,543 million for the previous period. This variation was mainly explained by higher costs due to a higher volume of business in our non-regulated subsidiaries and in non-regulated sanitation activities, partially compensated by lower costs in services from third parties. The most important items included in costs of sales are depreciation, which represented 37.5%; outsourcing certain services to third-party contractors, which represented 32.8%; and personnel, which represented 15.1%.

- Selling & administrative expenses decreased by Ch$2,093 million (8.5%) to Ch$22,550 million, compared to Ch$24,643 million for the previous period. This was mainly explained by lower costs in personnel and other services. The most important items in selling and administrative expenses are personnel, which represented 43.0%; outsourcing services, which represented 27.8%; and general expenses, which represented 14.8%.

Operating Income

Due to the factors set forth above, the consolidated operating income of Inversiones Aguas Metropolitanas for the third quarter of 2007 amounted to Ch$87,351 million, an increase of Ch$3,574 million as compared to the result for the same period in 2006. As a percentage of net revenues, our operating income increased from 47.3% for the third quarter of 2006 to 48.7% for the same period in 2007.

Non-Operating Income

The consolidated non-operating income of Inversiones Aguas Metropolitanas reached Ch$(21,721) million, an increase of Ch$442 million over the result for the same period in 2006.

This variation was basically explained by a higher result in price level restatement of Ch$2,507 million compared to the previous year, partially offset by a lower result from other non operating income of Ch$1,611 million, principally due to the sale of the 1.1% of Aguas Andinas shares in the first half of 2006, and a decrease of Ch$478 million from financial results.

Income Tax

Income taxes for the third quarter of 2007 increased by Ch$1,149 million in relation to the previous period, due mainly to higher pre-tax income.

Net Income

Due to the factors set forth above, the consolidated net income of Inversiones Aguas Metropolitanas S.A. for the third quarter of 2007 reached Ch$16,768 million, an increase of Ch$47 million as compared to the result for the same period in 2006.

BALANCE SHEET ANALYSIS

(In Million of Chilean Pesos)	Sep. 07	Sep. 06	% Var
Assets			
Current Assets	59,061	49,134	20.2%
Property, Plant & Equipment	628,317	627,809	0.1%
Other Assets	391,440	417,797	(6.3%)
Total Assets	1,078,818	1,094,740	(1.5%)
Liabilities & Shareholders' Equity			
Current Liabilities	89,105	101,060	(11.8%)
Long-Term Liabilities	320,969	313,716	2.3%
Minority Interest	198,062	192,293	3.0%
Shareholders' Equity	470,681	487,670	(3.5%)
Total Liabilities & Equity	1,078,818	1,094,740	(1.5%)

Assets

Current assets increased by Ch$9,927 million compared to the previous period, due principally to an increase in other current assets of Ch$15,272 million, basically explained by Chilean Central Bank securities to support the dividend paid in October 25, 2007; partly compensated by a decrease in marketable securities of Ch$6,488 million.

The Company's fixed assets increased by 0.08% (Ch$508 million), from Ch$627.809 million to Ch$628.317 million. The most significant increases were in buildings and infrastructure of Ch$16,727 million, machinery and equipment of Ch$1,236 million and land of Ch$2,088 million, due to the investments being made in sanitation and support infrastructure.

The charge for depreciation as of September 30, 2007 reached Ch$26,405 million, 0.8% above the level of September 2006 (Ch$26,194 million), due principally to the works that have come into operation in the last year. Accumulated depreciation increased by Ch$19,909 million, 3.4% higher than in the previous period.

Other assets decreased by Ch$26,357 million. The principal changes being the reductions in goodwill of Ch$26,887 million, other assets of Ch$1,159 million and intangible assets (net) of Ch$1,019 million, due to the regular amortizations for the period. This was partly compensated by an increase in deferred taxes of Ch$2,776 million.

Liabilities and Shareholders' Equity

Current liabilities decrease by Ch$11,956 million, due principally to a decrease in the short-term portion of borrowings from banks & financial institutions at long term of Ch$12,724 million, due mainly to the refinancing of bank debt carried out during the first half of 2007, partly offset by an increase in unearned income of Ch$1,170 million.

Long-term liabilities increased by Ch$7,253 million compared to the previous period. The main variations being an increase in borrowings from bank & financial institutions of Ch$19,342 million, due to the debt refinancing previously mentioned, and an increase in notes payable of Ch$8,046 million, corresponding to reimbursable financial contributions. This was partly offset by reductions in bonds payable of Ch$16,471 million, and in deferred taxes of Ch$3,677 million (due to the effects of the merger between subsidiaries).

Shareholders' equity decreased by Ch$16,989 million compared to the previous period, due mainly to a capital distribution of Ch$19,513 million paid on July 25, 2007.

The table below sets forth the maturity of our consolidated long-term debt, as of September 30, 2007 (figures in million of Ch$):

	Currency	Total	Otc. 07 Sep. 08	Oct. 08 Sep. 09	Oct. 09 Sep. 10	After Sep. 10
Bonds	Indexed Ch$	209,348	18,068	18,353	18,650	154,278
Bank Debt	Non-Indexed Ch$	79,473	407		10,279	68,788
RFCs [1]	Indexed Ch$	40,455	401	295	232	39,527
Total [2]		329,277	18,876	18,648	29,160	262,593

[1] *Reimbursable financial contributions*
[2] *The figures consider the accrued financial expenses as of September 30, 2007.*

CASH FLOW ANALYSIS

Consolidated Cash Flow (In Million of Chilean Pesos)	Sep. 07	Sep. 06	% Var
Operating	101,107	98,439	2.7%
Financing	(60,296)	(94,701)	(36.3%)
Investment	(26,336)	(21,083)	24.9%
Net Cash Flow of the Period	14,475	(17,346)	(183.5%)

The operating cash flow increased by Ch$2,668 million compared to the third quarter of 2006, the main variations being an increase in the collection of trade account receivable of Ch$4,881 million. This was partly offset by higher payment to suppliers and personnel of Ch$1,320 million and an increase in V.A.T. & similar payables and other of Ch$1,077 million.

The financing cash flow decreased by Ch$34,405 million compared to the previous period, due mainly to an increase in loans of Ch$22,103 million and a decrease in capital reduction of Ch$16,377 million. This was partly offset by an increase in dividend payment of Ch$2,748 million.

The investment cash flow decreased by Ch$5,253 million compared to the third quarter of 2006, due mainly to lower proceeds from sales of permanent investments of Ch$13,044 million (due to the sale of a 1.1% shareholding in Aguas Andinas S.A. during 2006), partly offset by a lower addition of fixed assets of Ch$5,852 million and higher proceeds from sales of fixed assets of Ch$1,698 million.

MAIN OPERATING FIGURES

Sales Volume (In thousand m^3)	Sep. 07	Sep. 06	% Var
Water	351,698	354,447	(0.8%)
Sewage Collection	346,825	350,287	(1.0%)
Sewage Treatment & Disposal	299,935	303,092	(1.0%)
Sewage Interconnection Service	84,162	83,770	0.5%

Customers	Sep. 07	Sep. 06	% Var
Water	1,586,270	1,536,485	3.2%
Sewage	1,557,412	1,508,395	3.2%

INVERSIONES AGUAS METROPOLITANAS S.A.
Shareholder Composition as of September 30, 2007


Others
11.6%
Chilean Pension
Funds
3.9%
Inversiones Aguas
del Gran Santiago
56.6%
Citibank Chile
(Chap. XIV)
6.3%
American
Depositary
Shares
21.6%

Total subscribed and paid shares: 1,000,000,000
Number of shareholders: 158

For further information contact:
Giovano Suazo
Inversiones Aguas Metropolitanas
(562) 496 2732
gsuazo@aguasmetropolitanas.cl

CONSOLIDATED BALANCE SHEETS

(Chilean GAAP, in thousands of Ch$ as of September 30, 2007)

ASSETS	Sep. 07	Sep. 06
TOTAL CURRENT ASSETS	**59,061,256**	**49,133,962**
Cash & bank	198,929	441,373
Time deposits	0	741,738
Marketable securities	177,865	6,666,424
Trade accounts receivable (net)	35,876,074	33,267,210
Notes receivable (net)	2,218,918	3,068,331
Sundry debtors (net)	429,814	328,859
Notes & accounts receivables from related companies	17,483	89,961
Inventories (net)	1,648,055	1,404,448
Taxes recoverable	183,947	225,746
Prepaid expenses	533,692	432,903
Deferred taxes	1,101,141	1,063,247
Other current assets	16,675,338	1,403,722
TOTAL FIXED ASSETS	**628,316,583**	**627,808,872**
Land	37,912,150	35,824,009
Building & infrastructure	1,056,358,338	1,039,630,952
Machinery & equipment	123,009,168	121,773,295
Other fixed assets	12,649,393	12,292,026
Revaluation of fixed assets	5,143,018	5,134,153
Accumulated depreciation	(606,755,484)	(586,845,563)
TOTAL OTHER ASSETS	**391,439,997**	**417,796,844**
Goodwill	325,988,640	352,875,880
Negative goodwill	(1,031)	(1,104)
Long-term debtors	9,027,667	9,095,186
Long-term deferred taxes	2,776,110	-
Intangible assets	55,556,324	55,326,020
Accumulated amortization	(16,564,653)	(15,315,600)
Other	14,656,940	15,816,462
TOTAL ASSETS	**1,078,817,836**	**1,094,739,678**

CONSOLIDATED BALANCE SHEETS

(Chilean GAAP, in thousands of Ch$ as of September 30, 2007)

LIABILITIES & SHAREHOLDERS' EQUITY	Sep. 07	Sep. 06
CURRENT LIABILITIES	**89,105,356**	**101,060,490**
Short-term portion of borrowings from banks & financial institutions at long term	406,762	13,130,439
Bonds payable - short-term portion	18,067,543	15,570,891
Dividends payable	29,499,330	29,534,139
Accounts payable	10,728,412	12,303,059
Notes payable	433,026	601,117
Sundry creditors	1,352,362	1,659,276
Notes & accounts payable to related companies	700,343	3,209,029
Accruals	17,565,541	16,853,202
Withholdings	6,010,094	5,902,899
Income taxes	1,219,677	340,354
Unearned income	3,122,266	1,951,426
Other current liabilities	-	4,659
LONG TERM LIABILITIES	**320,969,487**	**313,716,446**
Borrowings from banks & financial institutions	79,066,667	59,724,370
Bonds payable	191,280,664	207,751,735
Notes payable	39,833,541	31,787,278
Sundry creditors	856,560	1,120,790
Accruals	9,064,051	9,140,393
Deferred taxes	-	3,676,695
Other long-term liabilities	868,004	515,185
MINORITY INTEREST	**198,061,627**	**192,292,938**
SHAREHOLDRES' EQUITY	**470,681,366**	**487,669,804**
Paid-in capital	442,313,833	473,518,223
Price level restatement	22,694,595	11,908,335
Reserves	3,372,694	-
Retained earnings	62,085	319,427
Net income for the period	16,768,159	16,721,070
Interim dividend	(14,530,000)	(14,797,251)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**1,078,817,836**	**1,094,739,678**

CONSOLIDATED STATEMENTS OF INCOME

(Chilean GAAP, in thousands of Ch$ as of September 30, 2007)

CONSOLIDATED STATEMENTS OF INCOME	Sep. 07	Sep. 06
OPERATING INCOME	**87,351,457**	**83,777,754**
OPERATING MARGIN	109,901,518	108,420,799
Revenues from operations	179,366,475	176,963,314
Cost of operations	(69,464,957)	(68,542,515)
Administrative & selling expenses	(22,550,061)	(24,643,045)
NON-OPERATING EXPENSES (INCOME)	**(21,721,307)**	**(22,163,214)**
Financial income	3,580,667	4,227,220
Other non-operating income	3,546,200	5,157,348
Amortizatiốn of Goodwill	(20,143,138)	(20,106,149)
Financial expenses	(12,795,605)	(12,964,307)
Other non-operating expenses	(360,774)	(438,137)
Price-level restatement	4,445,044	1,937,550
Foreign exchange differences	6,299	23,261
INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL	**65,630,150**	**61,614,540**
INCOME TAXES	(14,764,529)	(13,615,391)
RESULT BEFORE MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL	**50,865,621**	**47,999,149**
MINORITY INTEREST	(34,097,515)	(31,278,133)
NET INCOME BEFORE AMORTIZATION OF GOODWILL	**16,768,106**	**16,721,016**
AMORTIZATION OF NEGATIVE GOODWILL	53	54
NET INCOME FOR THE PERIOD	**16,768,159**	**16,721,070**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Chilean GAAP, in thousands of Ch$ as of September 30, 2007)

CONSOLIDATED STATEMENTS OF CASH FLOWS	Sep. 07	Sep. 06
NET CASH FLOW FROM OPERATING ACTIVITIES	**101,107,026**	**98,438,870**
Collection of trade account receivables	222,254,906	217,373,131
Financial income received	459,214	967,886
Other income received	1,955,904	1,934,852
Payment to suppliers and personnel	(74,905,366)	(73,585,117)
Interest paid	(8,083,858)	(8,492,127)
Income tax paid	(14,414,338)	(14,676,614)
Other expenses paid	(591,273)	(627,642)
V.A.T & similar payments	(25,568,163)	(24,455,499)
NET CASH FLOW FROM FINANCING ACTIVITIES:	**(60,295,557)**	**(94,701,328)**
Loans	57,285,641	35,182,910
Bonds issued	-	4,679,336
Other financing	13,806,477	12,950,078
Dividend payment	(8,639,461)	(5,891,730)
Capital reduction	(19,270,045)	(35,646,844)
Payment of loans	(61,466,600)	(56,986,252)
Bond payment	(6,407,143)	(11,430,680)
Payment of bond issuance & placement costs	-	(376,316)
Other financing disbursements	(35,604,426)	(37,181,830)
NET CASH FLOW FROM INVESTING ACTIVITIES:	**(26,336,167)**	**(21,083,280)**
Proceeds from sales of fixed assets	1,814,893	116,301
Proceeds from sales of permanent investments	-	13,043,995
Addition of fixed assets	(27,717,115)	(33,569,446)
Payment of capitalized interest	(287,411)	(649,410)
Permanentes investments	-	(3,922)
Other investment disbursements	(146,534)	(20,798)
TOTAL NET CASH FLOW FOR THE PERIOD	**14,475,302**	**(17,345,738)**
EFFECT OF INFLATION ON CASH & CASH EQUIVALENT	**(714,397)**	**(576,277)**
NET CHANGE IN CASH & CASH EQUIVALENT	**13,760,905**	**(17,922,015)**
OPENING BALANCE OF CASH & CASH EQUIVALENT	**1,341,958**	**25,771,550**
CLOSING BALANCE OF CASH & CASH EQUIVALENT	**15,102,863**	**7,849,535**

RECONCILIATION OF NET INCOME FOR THE PERIOD WITH OPERATIN CASH FLOW

(Chilean GAAP, in thousands of Ch$ as of September 30, 2007)

RECONCILIATION OF CASH FLOW	Sep. 07	Sep. 06
NET INCOME FOR THE PERIOD	**16,768,159**	**16,721,070**
Result form asset sales	(9,576)	(1,699,635)
Gain on sale of fixed assets	(9,576)	(59,975)
Gain on sale of investments	-	(1,639,660)
CHARGES (CREDITS) TO INCOME NOT REPRESENTING CASH FLOWS	**44,873,581**	**46,089,528**
Depreciation for the period	26,404,602	26,193,745
Amortization of intangible assets	1,707,464	1,600,272
Write-offs & provisions	1,680,611	1,341,812
Amortization - goodwill	20,143,138	20,106,149
Amortization - negative goodwill	(53)	(54)
Net price-level restatement	(4,445,044)	(1,937,550)
Net foreign exchange differences	(6,299)	(23,261)
Other credits to income statement not representing cash flow	(1,791,524)	(2,759,873)
Other charges to income statement not representing cash flow	1,180,686	1,568,288
CHARGES IN ASSETS AFFECTING OPERATING CASH FLOW (INCREASE) DECREASE	**8,772,609**	**43,136**
Trade account receivable	8,242,491	1,889,616
Inventories	(129,657)	(433,871)
Other assets	659,775	(1,412,609)
CHANGE IN LIABILITIES AFFECTING OPERATING CASH FLOW INCREASE (DECREASE)	**(3,395,262)**	**6,006,638**
Account payable related to operating income (expense)	(7,196,695)	1,265,947
Interest payable	2,676,174	3,432,192
Income tax payable	136,931	(1,332,754)
Other account payable related to the non-operating income (expense)	369,091	1,952,961
VAT & similar payables (net)	619,237	688,292
Minority interest	34,097,515	31,278,133
NET CASH FLOW FROM OPERATING ACTIVITIES	**101,107,026**	**98,438,870**

9

Consolidated Financial Statements of IAM as of September 30, 2007

ASSETS	2007 ThCh$	2006 ThCh$
5.11.00.00 TOTAL CURRENT ASSETS	**59.061.256**	**49.133.962**
5.11.10.10 Cash & banks	198.929	441.373
5.11.10.20 Time deposits	0	741.738
5.11.10.30 Marketable securities (net)	177.865	6.666.424
5.11.10.40 Trade accounts receivable (net)	35.876.074	33.267.210
5.11.10.50 Notes receivable (net)	2.218.918	3.068.331
5.11.10.60 Sundry debtors (net)	429.814	328.859
5.11.10.70 Notes & accounts receivable from related companies	17.483	89.961
5.11.10.80 Inventories (net)	1.648.055	1.404.448
5.11.10.90 Recoverable taxes	183.947	225.746
5.11.20.10 Prepaid expenses	533.692	432.903
5.11.20.20 Deferred taxes	1.101.141	1.063.247
5.11.20.30 Other current assets	16.675.338	1.403.722
5.12.00.00 TOTAL FIXED ASSETS	**628.316.583**	**627.808.872**
5.12.10.00 Land	37.912.150	35.824.009
5.12.20.00 Buildings & infrastructure	1.056.358.338	1.039.630.952
5.12.30.00 Machinery & equipment	123.009.168	121.773.295
5.12.40.00 Other fixed assets	12.649.393	12.292.026
5.12.50.00 Incremental value tech. appraisal fixed assets	5.143.018	5.134.153
5.12.60.00 Accumulated depreciation (less)	(606.755.484)	(586.845.563)
5.13.00.00 TOTAL OTHER ASSETS	**391.439.997**	**417.796.844**
5.13.10.30 Goodwill	325.988.640	352.875.880
5.13.10.40 Negative goodwill (less)	(1.031)	(1.104)
5.13.10.50 Long-term debtors	9.027.667	9.095.186
5.13.10.65 Deferred taxes - long term	2.776.110	0
5.13.10.70 Intangible assets	55.556.324	55.326.020
5.13.10.80 Amortization (less)	(16.564.653)	(15.315.600)
5.13.10.90 Others	14.656.940	15.816.462
5.10.00.00 TOTAL ASSETS	**1.078.817.836**	**1.094.739.678**

Consolidated Financial Statements of IAM as of September 30, 2007

LIABILITIES	2007 ThCh$	2006 ThCh$
5.21.00.00 TOTAL CURRENT LIABILITIES	**89.105.356**	**101.060.490**
5.21.10.20 Bank borrowings - current portion of long term	406.762	13.130.439
5.21.10.40 Bonds payable - current portion	18.067.543	15.570.891
5.21.10.60 Dividends payable	29.499.330	29.534.139
5.21.10.70 Accounts payable	10.728.412	12.303.059
5.21.10.80 Notes payable	433.026	601.117
5.21.10.90 Sundry creditors	1.352.362	1.659.276
5.21.20.10 Notes & accounts payable to related companies	700.343	3.209.029
5.21.20.20 Provisions	17.565.541	16.853.202
5.21.20.30 Withholdings	6.010.094	5.902.899
5.21.20.40 Income tax	1.219.677	340.354
5.21.20.50 Unearned income	3.122.266	1.951.426
5.21.20.70 Other current liabilities	0	4.659
5.22.00.00 TOTAL LONG-TERM LIABILITIES	**320.969.487**	**313.716.446**
5.22.10.00 Bank borrowings	79.066.667	59.724.370
5.22.20.00 Bonds payable	191.280.664	207.751.735
5.22.30.00 Notes payable	39.833.541	31.787.278
5.22.40.00 Sundry creditors	856.560	1.120.790
5.22.60.00 Provisions	9.064.051	9.140.393
5.22.70.00 Deferred taxes		3.676.695
5.22.80.00 Other long-term liabilities	868.004	515.185
5.23.00.00 MINORITY INTEREST	**198.061.627**	**192.292.938**
5.24.00.00 TOTAL SHAREHOLDERS' EQUITY	**470.681.366**	**487.669.804**
5.24.10.00 Paid capital	442.313.833	473.518.223
5.24.20.00 Capital restatement reserve	22.694.595	11.908.335
5.24.40.00 Other reserves	3.372.694	0
5.24.50.00 Retained earnings (5.24.51.00 to 5.24.56.00)	2.300.244	2.243.246
5.24.52.00 Accumulated earnings	62.085	319.427
5.24.54.00 Net income for the period	16.768.159	16.721.070
5.24.55.00 Interim dividends (less)	(14.530.000)	(14.797.251)
5.20.00.00 TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**1.078.817.836**	**1.094.739.678**

Consolidated Financial Statements of IAM as of September 30, 2007

Statement of Income	2007 ThCh$	2006 ThCh$
5.31.11.00 OPERATING INCOME	**87.351.457**	**83.777.754**
5.31.11.10 OPERATING MARGIN	109.901.518	108.420.799
5.31.11.11 Sales	179.366.475	176.963.314
5.31.11.12 Cost of sales (less)	(69.464.957)	(68.542.515)
5.31.11.20 Administrative & selling expenses (less)	(22.550.061)	(24.643.045)
5.31.12.00 NON-OPERATING RESULT	**(21.721.307)**	**(22.163.214)**
5.31.12.10 Financial income	3.580.667	4.227.220
5.31.12.30 Other non-operating income	3.546.200	5.157.348
5.31.12.50 Amortization of goodwill (less)	(20.143.138)	(20.106.149)
5.31.12.60 Financial expenses (less)	(12.795.605)	(12.964.307)
5.31.12.70 Other non-operating expenses (less)	(360.774)	(438.137)
5.31.12.80 Price-level restatements	4.445.044	1.937.550
5.31.12.90 Exchange differences	6.299	23.261
5.31.10.00 INCOME BEFORE INCOME TAX & EXTRAORDINARY ITEMS	**65.630.150**	**61.614.540**
5.31.20.00 INCOME TAX	(14.764.529)	(13.615.391)
5.31.40.00 INCOME BEFORE MINORITY INTEREST	50.865.621	47.999.149
5.31.50.00 MINORITY INTEREST	(34.097.515)	(31.278.133)
5.31.00.00 NET INCOME	16.768.106	16.721.016
5.32.00.00 Amortization of negative goodwill	53	54
5.30.00.00 NET INCOME FOR THE PERIOD	**16.768.159**	**16.721.070**

Consolidated Financial Statements of IAM as of September 30, 2007

Statement of Cash Flows - Direct	2007 ThCh$	2006 ThCh$
5.41.11.00 NET CASH FLOW FROM OPERATING ACTIVITIES	101.107.026	98.438.870
5.41.11.10 Collection of trade accounts receivable	222.254.906	217.373.131
5.41.11.20 Financial income received	459.214	967.886
5.41.11.30 Dividendos y otros repartos percibidos		
5.41.11.40 Other income received	1.955.904	1.934.852
5.41.11.50 Payments to suppliers & personnel (less)	(74.905.366)	(73.585.117)
5.41.11.60 Interest paid (less)	(8.083.858)	(8.492.127)
5.41.11.70 Income tax paid (less)	(14.414.338)	(14.676.614)
5.41.11.80 Other expenses paid (less)	(591.273)	(627.642)
5.41.11.90 V.A.T. & similar payments (less)	(25.568.163)	(24.455.499)
5.41.12.00 NET CASH FLOW FROM FINANCING ACTIVITIES	(60.295.557)	(94.701.328)
5.41.12.05 Colocación de acciones de pago		0
5.41.12.10 Loans drawn	57.285.641	35.182.910
5.41.12.15 Bonds placed	0	4.679.336
5.41.12.20 Préstamos documentados de empresas relacionadas		0
5.41.12.25 Obtención de otros préstamos de empresas relacionadas		0
5.41.12.30 Other sources of finance	13.806.477	12.950.078
5.41.12.35 Payment of dividends (less)	(8.639.461)	(5.891.730)
5.41.12.40 Capital distributions (less)	(19.270.045)	(35.646.844)
5.41.12.45 Repayment of loans (less)	(61.466.600)	(56.986.252)
5.41.12.50 Repayment of bonds (less)	(6.407.143)	(11.430.680)
5.41.12.55 Pago de préstamos documentados de empresas relacionadas (menos)		0
5.41.12.60 Pago de otros préstamos de empresas relacionadas (menos)		0
5.41.12.65 Pago de gastos por emisión y colocación de acciones (menos)		0
5.41.12.70 Payment of bond issuance & placement costs (less)		(376.316)
5.41.12.75 Other financing disbursements (less)	(35.604.426)	(37.181.830)
5.41.13.00 NET CASH FLOW FROM INVESTMENT ACTIVITIES	(26.336.167)	(21.083.280)
5.41.13.05 Sales of fixed assets	1.814.893	116.301
5.41.13.10 Sales of permanent investments		13.043.995
5.41.13.15 Ventas de otras inversiones		0
5.41.13.20 Recaudación de préstamos documentados a empresas relacionadas		0
5.41.13.25 Recaudación de otros préstamos a empresas relacionadas		0
5.41.13.30 Otros Ingresos de inversión		0
5.41.13.35 Acquisition of fixed assets (less)	(27.717.115)	(33.569.446)
5.41.13.40 Payment of capitalized interest (less)	(287.411)	(649.410)
5.41.13.45 Permanent investments (less)	0	(3.922)
5.41.13.50 Inversiones en instrumentos financieros (menos)		0
5.41.13.55 Préstamos documentados a empresas relacionadas (menos)		0
5.41.13.60 Otros préstamos a empresas relacionadas (menos)		0
5.41.13.65 Other investment disbursements (less)	(146.534)	(20.798)
5.41.10.00 NET TOTAL CASH FLOW FOR THE PERIOD	14.475.302	(17.345.738)
5.41.20.00 EFFECT OF INFLATIONON CASH & CASH EQUIVALENTS	(714.397)	(576.277)
5.41.00.00 NET CHANGE IN CASH & CASH EQUIVALENTS	13.760.905	(17.922.015)
5.42.00.00 OPENING BALANCE OF CASH & CASH EQUIVALENTS	1.341.958	25.771.550
5.40.00.00 CLOSING BALANCE OF CASH & CASH EQUIVALENTS	15.102.863	7.849.535

Consolidated Financial Statements of IAM as of September 30, 2007

Reconciliation Cash Flow - Net Income	2007 ThCh$	2006 ThCh$
5.50.10.00 Net income for the period	16.768.159	16.721.070
5.50.20.00 Result of asset sales	(9.576)	(1.699.635)
5.50.20.10 (Gain) on sale of fixed assets	(9.576)	(59.975)
5.50.20.20 Gain on sale of investments (less)		(1.639.660)
5.50.20.30 Pérdida en venta de inversiones		0
5.50.20.40 (Utilidad) Pérdida en venta de otros activos		0
5.50.30.00 Charges (Credits) to income not representing cash flows	44.873.581	46.089.528
5.50.30.05 Depreciation for the period	26.404.602	26.193.745
5.50.30.10 Amortization of intangible assets	1.707.464	1.600.272
5.50.30.15 Write-offs & provisions	1.680.611	1.341.812
5.50.30.20 Utilidad devengada en inversiones en empresas relacionadas (menos)		0
5.50.30.25 Pérdida devengada en inversiones en empresas relacionadas		0
5.50.30.30 Amortization of goodwill	20.143.138	20.106.149
5.50.30.35 Amortization of negative goodwill (less)	(53)	(54)
5.50.30.40 Price-level restatements (net)	(4.445.044)	(1.937.550)
5.50.30.45 Exchange differences (net)	(6.299)	(23.261)
5.50.30.50 Other credits to income not representing cash flows (less)	(1.791.524)	(2.759.873)
5.50.30.55 Other charges to income not representing cash flows	1.180.686	1.568.288
5.50.40.00 Changes in assets affecting cash flows (increase) decrease	8.772.609	43.136
5.50.40.10 Trade accounts receivable	8.242.491	1.889.616
5.50.40.20 Inventories	(129.657)	(433.871)
5.50.40.30 Other assets	659.775	(1.412.609)
5.50.50.00 Changes in liabilities affecting cash flows - Increase (decrease)	(3.395.262)	6.006.638
5.50.50.10 Accounts payable related to operating income	(7.196.695)	1.265.947
5.50.50.20 Interest payable	2.676.174	3.432.192
5.50.50.30 Income tax payable (net)	136.931	(1.332.754)
5.50.50.40 Other accounts payable related to non-operating result	369.091	1.952.961
5.50.50.50 V.A.T. & other similar payables (net)	619.237	688.292
5.50.60.00 Income of the minority interest	34.097.515	31.278.133
5.50.00.00 NET CASH FLOW FROM OPERATING ACTIVITIES	101.107.026	98.438.870

Consolidated Financial Statements of IAM as of September 30, 2007

Inscription in the Securities Register

Inversiones Aguas Metropolitanas S.A., Aguas Andinas S.A., Aguas Los Dominicos S.A., Aguas Manquehue S.A. and Aguas Cordillera S.A., are registered under Numbers 0912, 0346, 0389, 0402 and 0975 respectively in the Securities Register of the Superintendency of Securities and Insurance. Consequently, these Companies are subject to the regulatory authority of that Superintendency.

Accounting principles applied

a) Accounting period
These consolidated financial statements cover the periods from January 1 to September 30, 2007 and 2006 respectively.

b) Preparation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile, as published by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance.

In the event of differences between the accounting principles generally accepted in Chile, as published by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance, the latter prevail.

c) Presentation
For comparison purposes, the financial statements as of September 30, 2006 and their respective notes have been price-level restated off the books by 4.7%.

This percentage corresponds to the variation in the consumer price index over the last twelve months, with a one-month time lag.

Some items of the financial statements of 2006 have been reclassified for comparison purposes.

d) Consolidation

The consolidated financial statements comprise the assets, liabilities, results and cash flows of the Parent company and its subsidiaries. Balances and transactions made between the consolidated companies have been eliminated and the participation of the minority investors has been recognized as Minority Interest.

e) Price-level restatement

The consolidated financial statements have been restated through the application of monetary correction rules, in accordance with accounting principles generally accepted in Chile, in order to reflect changes in the purchasing power of the currency in the period between January 1 and September 30, 2007 and 2006, being 5.1% and 2.5% respectively, with a one-month time lag.

The balances of income statement accounts were also restated to express them at year-end values.

f) Currency translation

Assets and liabilities in Unidades de Fomento and/or foreign currencies are shown at their respective values and/or exchange rates at each period end, at the following rates:

	2007 Ch$	2006 Ch$
United States dollar	511.23	537.03
Unidad de Fomento	19,178.94	18,401.15
Euro	729.29	680.99

g) Time deposits

Time deposits are shown at their investment value plus indexation and interest accrued to the close of the financial statements.

h) Marketable securities

These show investments in mutual funds quotas at their redemption value as of the closing date of these financial statements.

i) Inventories

Materials are shown at their restated cost which does not exceed their respective replacement costs at each period-end.

There is an allowance for obsolescence for disposable items remaining in stock for more than one year without movement.

j) Estimate of doubtful accounts

The estimate of doubtful accounts depends on the age of the accounts receivable and the recovery record, as follows:

- For the subsidiaries Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Dominicos S.A. and Aguas Manquehue S.A., a 100% allowance is made for customers with debts past-due for over 8 months.

- For the subsidiaries Aguas Andinas S.A. and Aguas Cordillera S.A., an allowance of 20% of consumption debts converted into refinancing plans is established for cases classified as "non-government subsidized". For customers classified as "government subsidized", an allowance of 40% is made. In the case of the other subsidiaries, an allowance of 20% of the agreed balance to be repaid is made.

- For the subsidiaries Gestión y Servicios S.A., Anam S.A. and Ecoriles S.A., a 100% allowance is made for customer debts more than 120 days past due.

- A 100% allowance is made for past-due notes receivable.

k) Fixed assets

For the subsidiary Aguas Andinas S.A., the fixed assets transferred by the predecessor entity are shown at their restated appraisal values determined by independent consultants in a technical study made in 1977. Acquisitions after 1977 are shown at their restated cost.

The subsidiary Aguas Cordillera S.A. shows its specific accounts at cost, plus the incremental value of a technical appraisal performed in 1977, both restated.

The Company and its other subsidiaries record their fixed assets at restated cost.

Fixed assets include the principal renovations and improvements but not maintenance costs or minor repair expenses which are charged to income in the period in which they are incurred.

Works in progress include financing costs incurred until the assets are in a condition to be used, in accordance with Technical Bulletin No.31 of the Chilean Institute of Accountants.

Direct remunerations, consultancy costs and other inherent and identifiable costs are also included in the cost of some works.

l) Depreciation of fixed assets

Depreciation is calculated using the straight-line method on the restated book values over the remaining useful lives of the respective assets.

m) Leased assets

Consolidated Financial Statements of IAM as of September 30, 2007

Leasing contracts classified as financial leases are recorded in accordance with Technical Bulletin No.22 of the Chilean Institute of Accountants.

Leased assets are valued and depreciated in the same way as the rest of the fixed assets.

Assets acquired in this way are not legally owned by the Company until it has exercised its purchase option, and meanwhile the Company may not freely dispose of them.

n) Intangible assets

Water rights, easements, software and other rights are shown at their restated cost, net of amortization, in accordance with Technical Bulletin No.55 of the Chilean Institute of Accountants.

Water rights, easements and other rights are being amortized over a period of 40 years from the date of acquisition or as from 1998 as it is believed that they will provide benefits during that period.

The period of amortization of software is 4 years from the date of acquisition as it is believed that it will provide benefits during that period.

o) Goodwill and negative goodwill

Goodwill represents the excess paid over the proportional equity value on the purchase of shares in Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Los Domínicos S.A. Negative goodwill represents the deficit between the price paid and the proportional equity value on the purchase of shares in Aguas Manquehue S.A. Negative goodwill and goodwill are amortized over a period of 20 years from the date of acquisition as it is estimated that the investment will be recovered over this period.

p) Bonds payable

This represents the obligation for the placement of bonds issued by the subsidiary, Aguas Andinas S.A., on the domestic market, shown at their nominal value plus indexation adjustments and interest accrued to the period-end. The discount incurred and the issue costs on the placement of the bonds, except as stated in the following paragraph, are deferred and amortized over their term, in accordance with Circular 1,370 of the Superintendency of Securities and Insurance.

q) Income tax and deferred taxes

The Company and its subsidiaries have provided for income tax on the basis of their net taxable income determined in accordance with the provisions of the Income Tax Law. In accordance with Technical Bulletin No.60 and other instructions from the Chilean Institute of Accountants and Circular 1,466 of the Superintendency of Securities and Insurance, the Company records the effects of deferred taxes resulting from timing differences, tax benefits related to tax loss carry-forwards and other events that create differences between the financial and tax treatment of assets and liabilities.

Some of the subsidiaries record these effects as from the beginning of the year 2000, recording deferred taxes arising on the accumulated timing differences in asset and liability accounts with credits and charges, respectively, to complementary accounts which are amortized, affecting income tax for the period over the weighted average reversal period. These complementary accounts are shown deducted from the corresponding deferred tax assets and liabilities that originated them.

r) Derivative contracts

The Company has signed currency hedge contracts with financial institutions. These were defined as hedges for existing items and were contracted and assigned as hedging instruments against exchange rate fluctuations. These are shown in accordance with Technical Bulletin 57 of the Chilean Institute of Accountants.

s) Severance payments

Severance payments are governed by the terms of the Labor Code, except for the amount of the accumulated indemnity in Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Los Dominicos S.A. to July, November and December 2002

respectively, for workers who are party to existing collective contracts and those to whom the same benefit is extended through their individual work contract. The accumulated amount at that date is adjusted quarterly in line with changes in the consumer price index. These collective contracts also establish that workers of Aguas Andinas S.A. who retire from the company within 120 days of having reached the legal retirement age, shall continue to accrue this benefit after July 2002, while for Aguas Cordillera S.A. and Aguas Los Dominicos S.A., the contracts mentioned state that workers who retire from the company on reaching the retirement age, shall continue to accrue this benefit from November and December 2002 respectively, to the retirement date.

The obligation of the Company for the accrued indemnity for workers up to July 2002 for Aguas Andinas S.A. and November and December 2002 for Aguas Cordillera S.A. and Aguas Los Dominicos S.A. respectively, is shown at its present value, and the obligation for the additional indemnity that it is estimated will accrue to the workers who retire from the company is provided for at its present value, calculated according to the accrued cost of the benefit method and at an annual discount rate of 4.8%.

There are also individual contracts which are shown at their present value according to their terms.

Advances granted to personnel against such funds are shown as long-term debtors. These, restated, will be deducted from the final settlement, as stated in the respective contracts.

t) Sales

The Company's sales relate to technological services and are shown on an accrued basis.

The sales of the sanitation subsidiaries are recorded on the basis of the consumption read and billed to each customer, divided into monthly billing groups and valued in accordance with the tariff fixed by the Superintendency of Sanitation Services (SISS) for five-year periods.

Consumption read but not billed at the period-end is also shown valued at the tariff charge for each invoicing group.

u) Research and development costs

Expenses incurred in research and development project studies that do not result in any works, are charged directly to income for the period. Otherwise, they form part of the costs of the corresponding works.

v) Statement of cash flows

The Company and its subsidiaries consider as cash and cash equivalents the balances held in unrestricted bank checking accounts, time deposits, marketable securities and repurchase/sale agreements whose redemption will take place within 90 days from the date the investment was made and that carry no significant loss risk at the time of redemption.

Cash flows from operating activities include the business-related revenues and expenses of the Company and its subsidiaries and all other income and expenses that are treated as non-operating in the statement of income.

Accounting principles applied

Companies included in the consolidation

Tax No.	Company	Percentage Holding			
		30/09/2007			30/09/2006
		Direct	Indirect	Total	Total
61808000-5	AGUAS ANDINAS S.A.	50,1023	0,0000	50,1023	50,1023
96945210-3	ECORILES S.A.	0,0000	100,0000	100,0000	100,0000
96828120-8	GESTION Y SERVICIOS S.A.	0,0000	100,0000	100,0000	100,0000
96568220-1	AGUAS LOS DOMINICOS S.A.	0,0000	99,9871	99,9871	99,9858
96967550-1	ANALISIS AMBIENTALES S.A.	0,0000	100,0000	100,0000	100,0000
96809310-K	AGUAS CORDILLERA S.A.	99,9900	0,0000	99,9900	100,0000
89221000-4	AGUAS MANQUEHUE S.A.	0,0000	100,0000	100,0000	100,0000

Consolidated Financial Statements of IAM as of September 30, 2007

Accounting changes

There have been no accounting changes that should be mentioned during the periods ended September 30, 2007 and 2006.

Marketable securities

This note has no text.

Short and long-term debtors

Trade accounts receivable relate to billings for water, sewage services, sewage treatment and other associated services, with balances classified as short and long term.

The balance of trade accounts receivable includes a provision for revenue accrued as of September 30, 2007 and 2006 of ThCh$10,300,352 and ThCh$11,420,034 respectively, corresponding to unbilled meter readings at the end of each period.

The debtors balance as of September 30, 2007 of Aguas Andinas S.A. is split into residential 81.73%, commercial 15.63%, industrial and others 2.64%, compared to residential 81.15%, commercial 15.99%, industrial and others 2.86% at September 30, 2006.

For Aguas Cordillera S.A. the split is residential 83.49%, commercial 16.25%, industrial and others 0.26%, compared to residential 82.75%, commercial 16.93%, industrial and others 0.32% as of September 2006.

For Aguas Los Dominicos S.A., the split is residential 90.78% and commercial 9.13%, compared to residential 87.66%, commercial 12.34%, industrial and others 0.00% as of September 2006.

For Aguas Manquehue S.A., the split is residential 74.44%, commercial 24.61% andndustrial and others 0.95%, compared to residential 73.00%, commercial 26.00% an industrial and others of 1.00% in 2006.

Allowances have been made for doubtful accounts as follows:

a) An allowance for doubtful accounts, as explained in Note 2 j), amounting to ThCh$ 13,057,079 and ThCh$ 13,171,740 respectively as of September 30, 2007 and 2006. The charge to income in 2007 and 2006 was ThCh$ 932,859 and ThCh$ 804,027 respectively, and debts of ThCh$ 66,273 and ThCh$ 68,820 respectively were written off.

b) Allowances for repayment plans relate to agreements for the repayment of debts signed with customers of Aguas Andinas S.A. and Aguas Cordillera S.A., by which they can obtain a commercial discount if they fully comply with the agreement. This allowance amounts to ThCh$ 3,191,616 and the credit to income at September 30, 2007 was ThCh$ 380,177 (ThCh$ 2,717,752 at September 30, 2006 and a credit to income for that period of ThCh$ 272,060). Of these allowances, commercial discounts of ThCh$ 39,826 and ThCh$ 105,191 respectively have been made.

Notes receivable comprise mainly promissory notes signed by customers as a result of agreements with property developers.

The balance of short-term sundry debtors relates mainly to agreements for collections to made against credit cards and receivables from personnel as of September 30, 2007 and 2006.

Long-term debtors mainly correspond to agreements signed with property developers and advances against severance payments, as indicated in Note 2 s), and trade accounts receivable net of their allowances.

Consolidated Financial Statements of IAM as of September 30, 2007

Short and Long-Term Debtors

	CURRENT							Long Term	
	Up to 90 days		90 days to 1 year		Subtotal	Total Current (net)			
	30/09/2007	30/09/2006	30/09/2007	30/09/2006	30/09/2007	30/09/2007	30/09/2006	30/09/2007	30/09/2006
Trade accts receivable	35.480.706	33.831.535	3.138.022	2.735.393	38.618.728	35.876.074	33.267.210	897.584	850.456
Est.doubtful accounts					2.742.654				
Notes receivable	2.169.887	1.849.935	607.947	1.367.447	2.777.834	2.218.918	3.068.331	491.346	160.847
Est.doubtful accounts					558.916				
Sundry debtors	350.327	237.019	104.900	128.015	455.227	429.814	328.859	7.638.737	8.083.883
Est.doubtful accounts					25.413				
						Total long-term debtors		9.027.667	9.095.186

Balances and transactions with related entities

Accounts receivable

* The account receivable from Inversiones Aguas del Gran Santiago S.A. in 2006 related to reimbursements of expenses, payable at 30 days without interest.

* The accounts receivable from Aguas Décima S.A., Degrémont S.A. Agency in Chile and Brisaguas S.A. relate to chemical and bacteriological analysis laboratory services, payable at 30 days without interest.
* The accounts receivable from Constructora Acsa Ltda. and Aguas de Levante S.A. relate to the sale of materials, payable at 30 days without interest.

*** Accounts payable**

The account payable to Sociedad General Aguas de Barcelona S.A. in 2006 related to a contract in euros for the provision of services from 2001 which had a term of 5 years with monthly invoicing and payment at 63 days without interest.

There is an operating service contract with Degremont S.A. Agency in Chile, for the La Farfana sewage treatment plant. Invoicing is made one month in arrears and is payable on the last day of the month of the payment statement.

The debt with Aguas de Levante S.A. relates to the purchase of materials, with payments at 30 days.

The debt with Acsa Agbar Construcción S.A. relates to a withholding made from payments under a tube renewal contract.

The debt with Brisaguas S.A. relates to collections paid under contract.

The debt with Norcontrol S.A. Agency in Chile relates to quality-control services, payable at 30 days.

The account payable to Suez Lyonnaise des Eaux in 2006 related to a services contract in euros, with monthly invoicing and payments at 63 days without interest.

The debt with Degremont Ltda. relates to the automation, mud loading and liming system, payable at 30 days without interest.

The debt with Agbar Chile S.A. relates to reimbursements of expenses.

The monetary criteria for reporting transactions with related entities is ThCh$75,000.

Consolidated Financial Statements of IAM as of September 30, 2007

Balances and Transactions with related entities

Tax No.	Company	Short	Term	Long	Term
		30/09/2007	30/09/2006	30/09/2007	30/09/2006
96703230-1	AGUAS DECIMA S.A.	0	2.596	0	0
59066560-6	DEGREMONT S.A. AGENCIA EN CHILE	14.552	19.664	0	0
96864190-5	BRISAGUAS S.A.	228	124	0	0
77030800-3	CONSTRUCTORA ACSA LTDA.	637	667	0	0
59094680-K	AGUAS DE LEVANTE S.A.	2.066	2.164	0	0
77329730-4	INVERSIONES AGUAS DEL GRAN SANTIAGO S.A.	0	64.746	0	0
	TOTAL	17.483	89.961	0	0

Balances and Transactions with related entities

Notes & accounts payable

Tax No.	Company	Short 30/09/2007	Term 30/09/2006	Long 30/09/2007	Term 30/09/2006
59046220-9	SOCIEDAD GRAL. AGUAS DE BARCELONA S.A.	0	1.498.540	0	0
59066560-6	DEGREMONT S.A. AGENCIA EN CHILE	575.615	1.172.113	0	0
59094680-K	AGUAS DE LEVANTE S.A.	80.889	279.133	0	0
59096940-0	ACSA AGBAR CONSTRUCCIÓN S.A.	0	14.725	0	0
96864190-5	BRISAGUAS S.A.	7.194	5.180	0	0
59109940-K	NORCONTROL S.A. AGENCIA EN CHILE	3.343	0	0	0
00000001-9	SUEZ LYONNAISE DES EAUX	0	239.338	0	0
77441870-9	DEGREMONT LTDA.	32.901	0	0	0
96713610-7	AGBAR CHILE S.A.	401	0	0	0
	TOTAL	700.343	3.209.029	0	0

Balances and Transactions with related entities

Transactions

Company	Tax No.	Relationship	Transaction	30/09/2007 Amount	Effect on results (charge)/credit	30/09/2006 Amount	Effect on results (charge)/credit
AGUAS DE LEVANTE S.A.	59094680-K	RELATED	PURCHASE OF MATERIALS	336.733	-336.733	961.190	-961.190
DEGREMONT S.A AGENCIA EN CHILE	59066560-6	RELATED	PLANT OPERATION	6.893.726	-6.688.006	3.343.271	-3.343 271
DEGREMONT S.A AGENCIA EN CHILE	59066560-6	RELATED	PAYMENT PLANT DEBT	77.798		721 415	0
CORFO	60706000-2	RELATED	DIVIDENDS PAID	20.551.893		20.301.270	0
SOC. GENERAL AGUAS DE BARCELONA S.A	59046220-9	RELATED	ADVICE RECEIVED	0	0	2.178.543	-2.178.543
SUEZ LYONNAISE DES EAUX	00000001-9	RELATED	ADVICE RECEIVED	0	0	423 058	-423.058
INVERSIONES AGUAS DEL GRAN SANTIAGO S.A.	77329730-4	PARENT	DISTRIBUTION OF PAID CAPITAL	11.287.218		19.917 294	
INVERSIONES AGUAS DEL GRAN SANTIAGO LTDA	77329730-4	PARENT	DIVIDENDS PAID	5.196.685		3 540 441	
DEGREMONT LTDA	77441870-9	RELATED	AUTOMATION SLUDGE LOADING	630.316	0	0	0

Consolidated Financial Statements of IAM as of September 30, 2007

Deferred taxes and income tax

At September 30, 2007 and 2006, the detail of taxable income and other concepts is as follows:

	2007 ThCh$	2006 TCh$
a) Taxable income	86,067,226	77,512,652
b) Taxed earnings fund	137,115,328	107,362,563
c) 15% tax credit for shareholders	184,268	258,154
16% tax credit for shareholders	360,551	373,703
16.5% tax credit for shareholders	814,124	854,396
17% tax credit for shareholders	24,447,157	17,451,234
d) Tax loss *		(384,483)

* The tax losses refer to the Parent and its subsidiary Aguas Cordillera S.A.

Deferred taxes and income tax

Deferred taxes

	30/09/2007				30/09/2006			
	Deferred tax asset		Deferred tax liability		Deferred tax asset		Deferred tax liability	
	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term
Timing differences								
Allowance for doubtful accounts	565.587	1.654.117			592.441	1.649.190		
Unearned income	233 389	22.114			240.072	34.845		
Provision for vacations	139.736	99.736			147.490	105.531		
Amortization intangible assets	838						0	0
Leased assets			64.944	44.734			46.157	57.843
Manufacturing costs								
Depreciation fixed assets		550.093		6.023.686		436.472		5.299.884
Severeance payments	35.750	168.460			23.311	173.430		
Other events		1.015.499	169	36.310	0	638.668	111	20.293
Provision profit sharing	5.455				4.655		0	0
Obsolete materials	15.210							
Investment costs in related companies			14.365	237.742			14.366	262.390
Software				57.026				113 489
Discount bond placements			230.159	1.823.069			237.578	2.008.993
Tax loss	0				803	0	0	
Litigation	11.673	193.984			13.882	439.244		
Obsolescence fixed assets		0				0		
Deferred expenses			24.935	63.817			23 285	75.165
Water rights		39.928				39.930		
AFR KWH	3.016				3.158			
Allowance for loss on asset disposals	36.367				38.076			
Allowance for refinancing agreements	377.204	165.371			321.659	140.359		
Obligaciones en leasing								
Goodwill	11.486	6.691.778						
Others								
Complementary account-net of amortizn.	0	0	0	461.414				503 693
Valuation provision	0	0			803	0		
Total	1.435.713	10.601.080	334.572	7.824.970	1.384.744	3.657.669	321.497	7.334.364

Consolidated Financial Statements of IAM as of September 30, 2007

Deferred taxes and income tax

Income tax

	30/09/2007	30/09/2006
Current tax charge (provision for tax)	-14.631.429	-13.177.153
Adjustment previous year's tax	-4.395	-33.106
Effect on assets or liabilities of deferred tax for the period	-65.879	-408.310
Tax benefit of tax losses	0	65.362
Effect of amortization of complementary deferred asset & liability accounts	-31.047	-30.475
Effect on deferred tax assets or liabilities for changes in valuation provision	0	-803
Other charges or credits to the account	-31.779	-30.906
Total	**-14.764.529**	**-13.615.391**

Other current assets

The detail of these is as follows:

	2007 ThCh$	2006 ThCh$
Central Bank of Chile securities purchased under resale agreements	14,726,069	0
Discount & issue costs on placement of bonds	1,353,869	1,397,515
Guarantees	3,391	0
Others	592,009	6,207
	-----------	----------
Total	**16,675,338**	**1,403,722**

Securities

Securities aqcuired under resale agreements (CRV)

CODE	DATES		COUNTERPARTY	CURRENCY	INVESTMENT VALUE	RATE	FINAL VALUE	IDENTIFICATION	MARKET VALUE
	START	EXPIRY							
CRV	09/09/2007	02/10/2007	BANCO ESTADO	PESOS	747.000	5.64% p.a.	747.648	PRBC	747.234
CRV	26/09/2007	02/10/2007	BANCO DE CREDITO E INVERSIONES	PESOS	364.500	5.76% p.a.	364.850	PRBC	364.733
CRV	28/09/2007	09/10/2007	BANCO ESTADO	PESOS	230.000	5.64% p.a.	230.396	PRBC	230.072
CRV	28/09/2007	12/10/2007	BANCO ESTADO	PESOS	870.000	5.64% p.a.	871.908	PRBC	870.273
CRV	28/09/2007	09/10/2007	BANCO ESTADO	PESOS	550.000	5.64% p.a	550.948	PRBC	550.172
CRV	26/09/2007	02/10/2007	BANCO SANTANDER SANTIAGO	PESOS	1.425.200	5.52% p.a.	1 426.511	PRBC	1.426.074
CRV	26/09/2007	08/10/2007	BANCO SANTANDER SANTIAGO	PESOS	1.725.000	5.64% p.a.	1.728.243	PRBC	1.726.081
CRV	28/09/2007	12/10/2007	BANCO DE CREDITO E INVERSIONES	PESOS	5.000.000	5.76% p.a.	5.011.200	PRBC	5 001.600
CRV	28/09/2007	09/10/2007	BANCO ESTADO	PESOS	2.174.500	5.64% p.a.	2.178.247	PRBC	2.175.182
CRV	28/09/2007	12/10/2007	BANCO ESTADO	PESOS	1.184.000	5.64% p.a.	1.186.597	PRBC	1.184.371
CRV	26/09/2007	03/10/2007	BANCO DE CHILE	PESOS	450 000	5.52% p.a	450 483	PRBC	450.277

Information on securities repurchase agreement transactions

This note includes no text.

Consolidated Financial Statements of IAM as of September 30, 2007

Fixed assets

The composition is as follows:

	2007 ThCh$	2006 ThCh$
Land:	37,912,150	35,824,009
Land	37,912,150	35,824,009
Buildings & infrastructure:	525,887,583	519,686,068
Gross value	1,056,358,338	1,039,630,952
Accumulated depreciation	(530,470,755)	(519,944,884)
Machinery & equipment:	57,479,014	64,683,467
Gross value	123,009,168	121,773,295
Accumulated depreciation	(65,530,154)	(57.089.828)
Other fixed assets:	2,211,783	2,884,162
Gross value	12,649,393	12,292,026
Accumulated deprec	(10,437,610)	(9,407,864)
Incremental value technical appraisal, net:	4,826,053	4,731,166
Incremental value technical appraisal lan	5,798,898	5,799,452
Incremental value tech. appraisal distrib. network	1,464,072	1,532,416
Accumulated depreciation	(1,460,051)	(1.528.121)
Reduced value technical appraisal drains	(391,377)	(391,416)
Accumulated depreciation	285,930	273,985
Reduced value technical appraisal civil works	(1,270,129)	(1.340.050)
Accumulated depreciation	434,891	435,421
Reduced value tech. appraisal machinery & equipm	(458,446)	(466,249)
Accumulated depreciation	422,265	415,728
TOTAL NET FIXED ASSETS	**628,316,583**	**627,808,872**

Depreciation for the period

The charge for the depreciation of fixed assets at September 30, 2007 and 2006 is as follows:

Depreciation in:	2007 ThCh$	2006 ThCh$
Cost of sales	25,069,803	24,931,142
Admin. & selling expenses	1,334,799	1,262,603
Total	**26,404,602**	**26,193,745**

Aguas Andinas S.A. has seventy plots of land that were transferred free of charge by the Chilean State and are booked at a value of Ch$1 each. There are also fixed assets with an expired accounting useful life and are therefore shown valued at Ch$1 even though they are still in operation.

There are also amounts which are contributions from third parties and these are governed by Decree Law 70 of 1988 of the Ministry of Public Works and the provisions of clause 36 of D.S. MINECON Regulation 453 of 1989. These are explained in Note 32.

Consolidated Financial Statements of IAM as of September 30, 2007

In 1989, and in accordance with Transitory Clause 3 of Decree Law 382 of 1988, the General Law on Sanitation Services, Aguas Cordillera S.A. removed from its accounts all assets financed by third parties and Chilean state assets.

As a result of the application of this regulation, the Company maintains physical control over these assets but the calculation of price-level restatements and depreciation of these assets does not affect its financial statements in any way. It carries out this off-the-books control as these assets form part of the sanitation infrastructure that it has to operate and maintain.

LEASING

For Aguas Andinas S.A., assets were acquired under financial leases from GTD Telesat S.A. and are shown in Other fixed assets, under an agreement for a 48-month term and for an amount of ThCh$ 38,776.

For Aguas Cordillera S.A., the assets under financial leases were acquired from Teletronic S.A. and are shown in Other fixed assets, under an agreement for a 48-month term and for an amount of ThCh$ 15,930.

Goodwill and negative goodwill

The extraordinary shareholders meeting of Aguas Manquehue S.A. held on November 10, 2006 agreed to the merger by incorporation of Hidráulica Manquehue Ltda. into Aguas Manquehue S.A., following which the negative goodwill in Hidráulica Manquehue Ltda. became negative goodwill in Aguas Manquehue S.A.

As of September 30, 2007 and 2006, the balances of this account represent the difference between the acquisition value and the proportional equity value of the acquired company at the time of purchase, as follows:

Goodwill and negative goodwill

Goodwill

		30/09/2007		30/09/2006	
Tax No.	Company	Amount amortized in period	Balance goodwill	Amount amortized in period	Balance goodwill
61808000-5	AGUAS ANDINAS S.A.	16.949.197	271.187.152	16.911.898	293.810.079
80311300-9	AGUAS CORDILLERA S.A.	3.193.895	54.800.362	3.194.205	59.064.613
96568220-1	AGUAS LOS DOMINICOS S.A.	46	1.126	46	1.188
TOTAL		**20.143.138**	**325.988.640**	**20.106.149**	**352.875.880**

Goodwill and negative goodwill

Negative goodwill

		30/09/2007		30/09/2006	
Tax No.	Company	Amount amortized in period	Balance negative goodwill	Amount amortized in period	Balance negative goodwill
89221000-4	AGUAS MANQUEHUE S.A.	53	1031	54	1104
TOTAL		53	**1031**	54	**1104**

Intangible assets

The balances as of September 30, 2007 and 2006 of the restated cost of intangible assets (Note 2 n) are:

Consolidated Financial Statements of IAM as of September 30, 2007

ThCh$	2007	2006
Water rights	21,970,928	21,883,078
Leased water rights (1)	567,381	567,436
Easements	16,507,398	16,277,721
Software	9,258,593	9,359,862
Other rights (2)	7,237,222	7,237,923
Usufruct rights (3)	14,802	0
Sub total	55,556,324	55,326,020
Accumulated amortization water rights	(4,624,838)	(4,068,951)
Accumulated amortization leasing (1)	(51,909)	(37,426)
Accumulated amortization easements	(3,299,407)	(2,889,136)
Accumulated amortization software	(7,638,613)	(7,551,058)
Amortization other rights (2)	(949,886)	(769,029)
Sub total	**(16,564,653)**	**(15,315,600)**
Total net intangible assets	**38,991,671**	**40,010,420**
Amortization for the period shown in cost of sales:		
Water rights	411,582	409,539
Leased water rights	10,865	10,866
Easements	308,754	303,639
Software	840,565	740,517
Other rights	135,698	135,711
Total amortization	**1,707,464**	**1,600,272**

(1) The rights to the use of water acquired under the financial leasing agreement signed on March 14, 2003 for a period of 48 months were recorded as Intangible assets.

(2) Relate to the purchase of gratuitous rights to water consumption from the Municipality of Santiago, which are being amortized over 40 years.

(3) In October 2006 Aguas Andinas S.A. acquired 1 share in Comercial Orbi II S.A. from Aguas Cordillera S.A., in usufruct.

Aguas Andinas S.A. has water rights to various natural sources, including Laguna Negra, Laguna Lo Encañado and Quebrada de Ramón, which were acquired gratuitously and have no value on the books.

The production of groundwater supplies from various wells located in the Metropolitan Region for which the sanitation subsidiaries have the water rights concessions were granted to it gratuitously by the Water Department of the Ministry of Public Works.

Others (of Other assets)

Consolidated Financial Statements of IAM as of September 30, 2007

The detail of these is as follows:

	2007 ThCh$	2006 ThCh$
Discount & issue costs on placement of bonds	10,723,936	11,817,608
Advance payments on purchases of fixed & intangible assets	1,210,686	1,993,034
Prepaid expenses	1,155,145	516,701
Return of reimbursable contributions KW/H	292,571	294,933
Assets not in use	978,173	1,003,507
Others	296,429	190,679
Total	14,656,940	15,816,462

<u>Borrowings from banks at short term.</u>

Included in this section are the loans that mature during the next twelve months and the provision for accrued interest on bank borrowings classified as short term:

Bank borrowings at short term

Bank borrowings at short term

Tax No.	Bank	TIPOS DE MONEDAS E INDICE DE REAJUSTE										Non-indexed Ch$		TOTAL	
		Dollars		Euros		Yen		ther foreign currenci		UF					
		30/09/2007	30/09/2006	30/09/2007	30/09/2006	30/09/2007	30/09/2006	30/09/2007	30/09/2006	30/09/2007	30/09/2006	30/09/2007	30/09/2006	30/09/2007	30/09/2006
	Long term - Current portion (código 5.21.10.20)														
97004000-5	BANCO DE CHILE											67.849	1.254.059	67.849	1.254 059
97036000-K	BANCO SANTANDER											131.274	2.593.112	131.274	2.593 112
97032000-8	BANCO BBVA											207.639	9 283.264	207.639	9 283.264
96720830-2	BANCO BCI												4		4
	Others														
	TOTAL											406.762	13.130.439	406.762	13 130.439
	Principal outstanding														
	Average annual interest rate											6.99	6.79		

Percentage in foreign currency (%)															
Percentage in local currency (%)															

<u>Borrowings from banks at long term</u>

This heading covers bank loans classified as long term.

Consolidated Financial Statements of IAM as of September 30, 2007

Bank borrowings at long term

Tax No	Bank	Currency/ Indexation unit	Years to maturity						Closing date current period		Closing date previous period
			1 to2	2 to 3	3 to 5	5 to 10	More than 10 Amount	Term	Total long term at close of financial statements	Average annual interest rate	Total long term at close of financial statements
97004000-5	BANCO DE CHILE	Dollars	0	0	0	0	0		0		0
		Euros	0	0	0	0	0		0		0
		Yen	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		Non-indexed Ch$	0	1 482 000	3.078 000	6.840 000	0		11 400 000	7,02%	10 941 150
		Other currencies	0	0	0	0	0		0		0
97036000-K	BANCO SANTANDER SANTIAGO	Dollars	0	0	0	0	0		0		0
		Euros	0	0	0	0	0		0		0
		Yen	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		Non-indexed Ch$	0	2 652.000	5.508.000	12 240 000	0		20 400 000	7,02%	19.222 920
		Other currencies	0	0	0	0	0		0		0
97032000-8	BANCO BBVA	Dollars	0	0	0	0	0		0		0
		Euros	0	0	0	0	0		0		0
		Yen	0	0	0	0	0		0		0
		UF	0	0	0	0	0		0		0
		Non-indexed Ch$	0	4 194 667	8 712 000	19 380 000	0		32.286 667	7,02%	29 560 300
		Other currencies	0	0	0	0	0		0		0
97023000-9	CORPBANCA	Dollars									
		Euros									
		Yen									
		UF									
		Non-indexed Ch$		1 950 000	4 050 000	9 000.000			15.000 000	6,67%	
		Other currencies									
TOTAL			0	10 278 667	21 348 000	47 460.000	0		79 086 667		58.724 370
Percentage in foreign currency (%)	0,0000										
Percentage in local currency (%)	100,0000										

Bonds payable

This heading shows the balances due to the public with respect to bond issues made by the the subsidiary Aguas Andinas S.A. in September 2001, December 2002, May 2003, December 2005 and January 2006 on the domestic market.

In September 2001, the Series B bonds were issued for U.F. 1.8 million, with a 21-year term with repayments starting in 2008.

On October 10, 2002, the Superintendency of Securities and Insurance certified the registration of bonds for up to U.F.10 million. Of this amount, Series C bonds were issued with a nominal value of U.F.4.2 million and Series D with a nominal value of U.F.5.8 million.

In December 2002, Series C bonds for U.F.4.0 million were placed, with semi-annual repayments starting in June 2005 and extending through to December 2010.

On May 7, 2003, the subsidiary Aguas Andinas S.A. placed Series D bonds on the domestic market and these were fully subscribed. On January 3 and 9, 2006, these bonds were exchanged for Series F bonds or repaid in advance (94.6% and 5.4% respectively). The placement of this series was for U.F. 5.0 million, repayable semi-annually starting on June 1, 2008 and ending on December 1, 2026.

On December 9, 2005, the Superintendency of Securities and Insurance registered a new issue of Series F bonds, with the number 305 on October 10, 2002, for U.F.5 million, to finance the advanced redemption of the Series D bonds and other refinancings of Aguas Andinas S.A. in January 2006.

On December 23, 2005, the Series E bonds were placed for U.F. 1.65 million, with repayment in June 2012.

The interest accrued on the bonds is shown in current liabilities.

The bond issues carry no special collateral other than a general lien over the assets of the subsidiary Aguas Andinas S.A..

A summary of these obligations at the end of each period is as follows:

Consolidated Financial Statements of IAM as of September 30, 2007

Bonds payable short & long term

Bonds

No. of registration or identification of the instrument	Series	Nominal amount placed outstanding	Unit of indexation	Interest rate	Final maturity	Payments of		Par value		Placement in Chile or abroad
						Interest	Principal	30/09/2007	30/09/2006	
Long-term bonds - current portion										
266	BEMOS B1	4.516	U.F.	6,25%	01/09/2022	Semi-annual	Semi-annual	155.475	69.176	Chile
266	BEMOS B2	7.097	U.F.	6,25%	01/09/2022	Semi-annual	Semi-annual	244.324	108.706	Chile
305	BAGUA C1	166.667	U.F.	4,25%	01/12/2010	Semi-annual	Semi-annual	3.353.338	3.413.576	Chile
305	BAGUA C2	500.000	U.F.	4,25%	01/12/2010	Semi-annual	Semi-annual	10.060.004	10.240.720	Chile
305	BAGUA E	0	U.F.	4,0%	02/06/2012	Semi-annual	Maturity	417.802	419.698	Chile
305	BAGUA F	131.579	U.F.	4,15%	01/06/2026	Semi-annual	Semi-annual	3.836.600	1.319.015	Chile
Total - current portion								18.067.543	15.570.891	

No. of registration or identification of the instrument	Series	Nominal amount placed outstanding	Unit of indexation	Interest rate	Final maturity	Interest	Principal	30/09/2007	30/09/2006	Placement in Chile or abroad
Long-term bonds										
266	BEMOS B1	895.484	U.F.	6,25%	01/09/2022	Semi-annual	Semi-annual	13.338.646	13.486.203	Chile
266	BEMOS B2	1.092.903	U.F.	6,25%	02/09/2022	Semi-annual	Semi-annual	20.960.721	21.192.604	Chile
305	BAGUA C1	416.666	U.F.	4,25%	01/12/2010	Semi-annual	Semi-annual	7.991.212	11.238.496	Chile
305	BAGUA C2	1.250.000	U.F.	4,25%	01/12/2010	Semi-annual	Semi-annual	23.973.675	33.715.506	Chile
305	BAGUA E	1.650.000	U.F.	4,00%	01/06/2012	Semi-annual	Maturity	31.645.251	31.768.906	Chile
305	BAGUA F	4.868.421	U.F.	4,15%	01/12/2026	Semi-annual	Semi-annual	93.371.159	96.330.020	Chile
Total long term								191.280.664	207.751.735	

Provisions and write-offs.

The detail of provisions as of September 30, 2007 and 2006 is as follows:

	Current liabilities		Long-term liabilities	
	2007 ThCh$	2006 ThCh$	2007 ThCh$	2006 ThCh$
Accrued services	11,874,462	11,508,634		
Bonus (1) & profit sharing	1,936,992	1,616,817		
Severance payments (Note 17)	696,299	818,875	9,032,305	9,096,710
Accrued vacations	1,413,595	1,488,364		
Litigation pending	1,209,776	978,764		
Loss on disposal of assets	213,922	223,976		
Discontinued projects (Pta de Aguila	162,377	170,009		
Others	58,118	47,763	31,746	43,683
Total	**17,565,541**	**16,853,202**	**9,064,051**	**9,140,393**

1) In Aguas Andinas S.A., these are shown net of advances made during the periods ended September 30, 2007 and 2006 for ThCh$ 778,494 and ThCh$ 717,449 respectively.

The amounts of write-offs are shown in Note 4 (Short and long term receivables).

Severance payments.

As of September 30, 2007 and 2006, the provision for severance indemnities (including the part classified as short term) showed the following movement:

	2007 ThCh$	2006 ThCh$
Initial balance	9,855,190	9,364,723
Increase in provision	270,283	794,155
Payments in period	(848,138)	(493,848)
Price-level restatement	451,269	250,555
Total	**9,728,604**	**9,915,585**

The severance indemnity has been calculated in accordance with the explanation in Note 2 s).

The charge to income for these items, including the indemnities relating to clause 161 of the Labor Code, at September 30, 2007 and 2006 amounts to ThCh$ 350,698 and ThCh$ 908,551 respectively.

Minority interest.

The proportion belonging to the minority interest is as follows:

Name	Percentage of Minority Interest %		Minority Interest in Equity	
	2007	2006	ThCh$2007	ThCh$2006
Aguas Andinas S.A.	49.89766	49.89766	198,050,035	192,291,890
Aguas Los Dominicos S.A.	0.01292	0.01421	942	1,041
Aguas Cordillera S.A	. 0.00998	0.00001	10,650	7
TOTAL			**198,061,627**	**192,292,938**

Name	Percentage of Minority Interest %		Minority Interest in Equity	
	2007	2006	ThCh$2007	ThCh$2006
Aguas Andinas S.A.	49.89766	49.89766	(34,096,488)	(31,278,037)
Aguas Los Dominicos S.A .	0.01292	0.01421	(82)	(95)
Aguas Cordillera S.A.	0.00998	0.00001	(945)	(1)
TOTAL			**(34,097,515)**	**(31,278,133)**

In October 2006, Aguas Cordillera S.A. acquired 1 share in the subsidiary Aguas Los Dominicos S.A., equivalent to 0.00129% of the total share capital.

In October 2006, Aguas Cordillera S.A. sold 1 share in Comercial Orbi II S.A.

Changes in shareholders' equity.

The changes in the equity of the Company during the 2007 and 2006 periods were the following:

The ordinary shareholders meeting held on April 24, 2007 agreed the following:

- To distribute net income of ThCh$ 8,845,300 in cash, pro rata to the shareholdings.

The extraordinary shareholders meeting held on April 24, 2007 agreed the following:

- To reduce the capital by ThCh$ 19,512,800. Formalized by a capital amendment deed dated May 28, 2007 and paid on July 25, 2007.

The board meeting held on September 26, 2007 resolved as follows:

- To distribute an interim dividend for ThCh$14,530,000 against the net income for 2007, to be paid in cash pro rata to the shareholdings.

The ordinary shareholders meeting of April 27, 2006 agreed to:

- Distribute net income equivalent to ThCh$5,974,400 (historic) in cash pro rata to the shareholdings.

Consolidated Financial Statements of IAM as of September 30, 2007

The extraordinary shareholders meeting of April 27, 2006 agreed to:

- Reduce capital by ThCh$ 33,609,900 (historic), formalized by a public deed modifying the capital dated May 10, 2006. The amount of the reduction was distributed in cash pro rata to the shareholdings.

The board meeting held on September 27, 2006 agreed to:

- Distribute ThCh$ 14,133,000 as an interim dividend against the net income for 2006. This was distributed in cash pro rata to the shareholdings.

Other reserves:

In accordance with Technical Bulletin 72 of the Chilean Institute of Accountants, paragraph 29, combination of companies under common control based on the methodology of unification of interests, the equity changes in the subsidiary Aguas Andinas S.A. caused by that company's increase in investments, due to purchases of shares in Gestión y Servicios S.A., Aguas Cordillera S.A. (ex Comercial ORBI II S.A.) and Aguas Manquehue S.A., were recorded in Other reserves. On the other hand, it disposed of its complete holding in Aguas Cordillera S.A..

On August 31, 2007, Aguas Cordillera S.A., tax number 80.311.300-9, was dissolved by the gathering of all the shares in the hands of Aguas Cordillera S.A., tax number 96.809.310-K, a company that previously traded as Comercial Orbi II S.A. As a result of this merger, deferred tax was generated through the recognition of taxation goodwill amounting to ThCh$6,725,927. As established in Technical Bulletin 72 of the Chilean institute of Accountants, paragraph 29, Inversiones Aguas Metropolitanas therefore recorded in Other reserves the equity variations produced in the subsidiary Aguas Andinas S.A.

Changes in Shareholders' Equity

	30/09/2007							30/09/2006					
	Paid capital	Reserve restatement Capital	Other reserves	Reserve future dividends	Accumulated earnings	Interim dividends	Result for the period	Paid capital	Reserve restatement Capital	Reserve future dividends	Accumulated earnings	Interim dividends	Result for the period
Initial balance	461.826.633	0	3.028	0	303 944	-14.076 468	22.817 684	485 871 813	0	0	285.884	-11.129 475	17.103 881
Distribution previous year's result				0	8 541 516	14 076 468	-22.817 684	0	0	0	5 974 506	11.129 475	-17.103 881
Final dividend previous year					-8.845 300				0	0	-5.974 400		0
Capital increase	0	0			0				0		0		0
Capitalization reserves &/or profits	0	0	0		0			0	0		0		0
Accumulated development period deficit									0		0		0
Capital reduction	-18 512.800							-33 609 900	0		0		0
Reserve - Technical Bulletin 72			3.369.511										
Restatement of capital	0	22 694 595	155	0	81.925	0		0	11.373 768	0	19 098	0	0
Result for the period							16 768 159		0		0		15 870 458
Interim dividends					0	-14 530 000			0		0	-14 133 000	0
Closing balance	442.313.833	22.694.595	3.372.694	0	82.085	-14.530.000	16.768.159	452.261.913	11.373.768	0	305.088	-14.133.000	15.870.458
Restated balances								473.518.223	11.908.335	0	319.427	-14.797.251	16.721.070

Change in Shareholders' Equity

Number of shares

Series	No. subscribed shares	No. paid shares	No. shares with voting rights
SOLE	1.000.000.000	1.000.000.000	1.000.000.000

Change in Shareholders' Equity

Capital (amount - ThCh$)

Series	Subscribed capital	Paid capital
SOLE	442.313.833	442.313.833

Consolidated Financial Statements of IAM as of September 30, 2007

Other Non-Operating Income and Expenses.

The detail of other non-operating income and expenses as of September 30, 2007 and 2006 is as follows:

	2007 ThCh$	2006 ThCh$
Other non-operating income:		
Income from refinancings & others (1)	931,555	814,027
Services to third parties (2)	992,335	1,371,014
Fines & indemnities from suppliers & contractors	807,635	546,440
Services to customers	199,714	232,422
Property rentals	169,787	181,218
Recognition of past-due obligations	77,650	19,998
Sale of fixed assets	9,576	59,975
Indemnity for damages		113,662
Sale of materials	155,319	0
Gain on sale of shares	0	1,639,660
Gain on derivative contract	11,845	0
Others	190,784	178,932
Total other income	**3,546,200**	**5,157,348**
Other non-operating expenses:		
Donations	120,608	143,426
Discontinued projects & studies	134,686	0
Asset shortages	0	95,942
Fines	18,303	36,290
Legal expenses	0	44,556
Obsolescence of assets	48,896	0
Cost of third-party services	6,868	0
Obsolete materials	6,655	0
Loss on derivative contract	0	24,097
Advice on sale of shares	0	78,141
Others	24,758	15,685
Total other expenses	**360,774**	**438,137**

(1) Mainly relate to agreements signed with property developers under which Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Manquehue S.A. are obliged to add certain areas to their concession zones and to provide the public sanitation services in these indefinitely.

(2) Services to third parties relates to those services associated with the business, mainly engineering services.

Price-level restatements

The detail of price-level restatements, calculated as stated in Note 2 e), is the following:

Consolidated Financial Statements of IAM as of September 30, 2007

Price-Level Restatements

ASSETS (CHARGES) / CREDITS	Indexation unit	30/09/2007	30/09/2006
INVENTORIES	CPI	(67.906)	963
FIXED ASSETS	CPI	31.194.025	15.560.326
INVESTMENTS IN RELATED COMPANIES	CPI	0	0
GOODWILL	CPI	16.796.062	9.188.660
OTHER MONETARY ASSETS	CPI	704.215	339.741
INTANGIBLE ASSETS.	CPI	1.874.476	961.465
OTHER NON-MONETARY ASSETS	CPI	1.024.348	560.770
OTHER MONETARY ASSETS	UF	16.376	76.596
OTHER NON-MONETARY ASSETS	UF	624.010	147.228
EXPENSDE & COST ACCOUNTS	CPI	2.577.929	1.374.979
TOTAL (CHARGES) CREDITS		**54.743.535**	**28.210.728**

LIABILITIES (CHARGES) / CREDITS			
SHAREHOLDERS' EQUITY	CPI	(22.756.675)	(11.928.331)
MINORITY INTEREST.	CPI	(8.708.014)	(4.347.416)
BONDS PAYABLE	UF	(6.917.578)	(5.501.644)
NOTES PAYABLE	UF	(756.002)	(629.530)
BANK BORROWINGS	UF	0	(3.808)
MONETARY LIABILITIES	UF	(3.300.646)	(177.408)
MONETARY LIABILITIES	CPI	(801.253)	(15.163)
NON-MONETARY LIABILITIES	CPI	(300.805)	(121.627)
NON-MONETARY LIABILITIES	UF	(196.127)	(51.759)
REVENUE ACCOUNTS	CPI	(6.561.391)	(3.496.492)
TOTAL (CHARGES) CREDITS		**(50.298.491)**	**(26.273.178)**
GAIN FROM PRICE-LEVEL RESTATEMENTS		**4.445.044**	**1.937.550**

Exchange differences

Exchange differences during the periods ended September 30, 2007 and 2006 were as follows:

Consolidated Financial Statements of IAM as of September 30, 2007

Exchange Differences

ASSETS (CHARGES) / CREDITS	Currency	30/09/2007	30/09/2006
CASH & BANKS	DOLLAR	(489)	3.365
OTHER ASSETS	DOLLAR	(328)	1.205
OTHER ASSETS	EUROS	(99)	197
INVENTORIES	DOLLAR	9.466	556
MARKETABLE SECURITIES	EUROS	128	41.273
ACCOUNTS RECEIVABLE RELATED COMPANIES	EUROS	232	
SUNDRY DEBTORS	EUROS	(272)	
INVENTORIES	PESETAS	0	27.479
Total (Charge) Credits		**8.638**	**74.075**

LIABILITIES (CHARGES) / CREDITS			
ACCOUNTS PAYABLE	DOLLAR	6.046	2.303
ACCOUNTS PAYABLE	EUROS	645	(5.751)
OTHER LIABILITIES	EUROS	(202)	(629)
WITHHOLDINGS	DOLLAR	(7.909)	(4.960)
WITHHOLDINGS	EUROS	0	(311)
ACCOUNTS PAYABLE RELATED COMPANIES	DOLLAR	(919)	(33.973)
SUNDRY CREDITORS	DOLLAR	0	0
OTHER LIABILITIES	DOLLAR		(7.493)
Total (Charges) Credits		**(2.339)**	**(50.814)**
Gain from exchange differences		**6.299**	**23.261**

Share and bond issue and placement costs.

During the months of September 2001, December 2002, May 2003, December 2005 and January 2006, the subsidiary Aguas Andinas S.A. issued and placed bonds on the domestic market. In accordance with Circular 1,370 of the Superintendency of Securities and Insurance, the issue and placement costs relating to credit-rating agencies, stamp tax and other general expenses were capitalized. These expenses are recorded in Other Assets and are broken down as follows:

Bonds	Gross Expenses Capitalized 2007 ThCh$	Gross Expenses Capitalized 2006 ThCh$	Period of Amortization Years
Series B	570,626	570,681	21.0
Series C	1,350,280	1,350,411	8.0
Series E	131,341	131,353	6.5
Series F	2,123,674	2,123,890	21.0
TOTAL	**4,175,921**	**4,176,335**	

Consolidated Financial Statements of IAM as of September 30, 2007

Statement of cash flows.

In the Statement of cash flows, cash equivalents consist of financial investments, including time deposits, marketable securities and repurchase agreements with terms of less than 90 days from their investment dates. The detail of the balance of cash and cash equivalents is as follows:

	2007 ThCh$	2006 ThCh$
Cash & banks	198,929	441,373
Time deposits		741,738
Merkatable securities	177,865	6,666,424
Other current assets	14,726,069	0
Balance of cash & cash equivalents	**15,102,863**	**7,849,535**

Financing cash flows:

The financing cash flows generated in the 2007 and 2006 periods under the heading of Other sources of finance, represent the collection of reimbursable financing contributions from customers, in accordance with current legislation (Decree Law N° 70 of 1988).

The item Other financing disbursements shows the payments and prepayments of promissory notes issued for reimbursable financing contributions.

Investment cash flows:

Investment activities committing future cash flows of the subsidiaries for construction works amount at September 30, 2007 and 2006 to ThCh$ 5,615,116 and ThCh$ 15,816,782 respectively.

Derivative Contracts

This note has no text.

Contingencies and Restrictions

a) Direct guarantees

Performance bonds and guarantee policies have been given to third parties for ThCh$ 9,533,114 and ThCh$ 14,345,810 as of September 30, 2007 and 2006 respectively, as shown in the table.

b) Lawsuits pending

The following are the Company's principal lawsuits pending:

Court: 11th Civil Court of Santiago; Case file: 5716-1999

Aguas Andinas S.A. was sued severally by a gas company for damages to a pipeline made by a construction company. Aguas Andinas S.A. alleges that it has no responsibility for this incident as it has no relationship whatsoever with the cause of the damage. The amount demanded is ThCh$85,816, plus indexation and interest. Sentence in the first instance

rejected the suit against Aguas Andinas S.A., accepting only a part of the suit against the construction company for a far lower figure. The gas company has appealed and asked that the suit be accepted in full, also against Aguas Andinas S.A.

Court: 14th Civil Court of Santiago; Case file: 169-2003

A company sued Aguas Andinas S.A. seeking the absolute nullity of Sociedad Gestión y Servicios S.A. in which Aguas Andinas S.A. had a 1% shareholding at the time of the demand.
Sentence was given in the first instance denying the suit and condemning the plaintiff to pay the costs. The plaintiff has appealed.

· Court: 11th Civil Court of Santiago; Case file: 3541-2004

Aguas Andinas S.A. was sued for the payment of an indemnity for extra-contractual liability for environmental damage in breach of Law 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad odors from the Santiago Poniente Plant and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage to the local residents, in addition to enormous financial damage as a result of the drop in the value of their properties. Amount involved: U.F. 506,594. Current status: First instance – discussion period. Exceptions were presented in order to correct irregularities in the suit and in the procedure that led to the damages under Law 19,300.
There is a moderate possibility of success in this case. In any event, the result will depend on the proof of damages submitted, a stage that has still not begun.

· Court: 19th Civil Court of Santiago; Case file: 2632-2004

A private individual is requesting the reversal of the sale of some water rights to Aguas Andinas S.A. through a third party, sustaining that this has violated their rights. They are demanding the restitution of the water rights that were acquired for U.F. 5,525. State of the case: Sentence accepted the demand; an appeal was made.

11th Civil Court of Santiago; Case No.13.214 - 2004

Aguas Andinas S.A. was sued for damages and extra-contractual liability for environmental damage, an offence under Law 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad odors from the Santiago Poniente Plants and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage to the neighbors, in addition to an enormous financial damage as a result of the drop in the value of their properties. Amount demanded: U.F. 410,759 plus indexation and interest. Current status: First instance - discussion period. Exceptions were presented in order to correct irregularities in the suit. There is a moderate possibility of success; the result will depend on the proof of damages submitted. The process has not yet commenced.

18th Civil Court of Santiago; Case No. 322-2005

Aguas Andinas S.A. was sued for technical faults and defects at the La Farfana Sewage Plant, causing bad odors that have affected the physical and psychological health of the local residents. Amount demanded: ThCh$3,890,000 plus indexation and interest. It is believed improbable that damage can be shown to have affected or put at risk the psychological or physical health of the plaintiffs from the bad odors. Even so, the success of the demand will depend on the evidence. The proceedings have not yet begun.

·5th Civil Court of Santiago; Case: 10852-2005

Aguas Andinas S.A was demanded for its civil liability for the accidental death of Mario Cañete Muñoz, a worker at the Kennedy-Estoril works. Amount demanded: ThCh$110,000 approximately, plus indexation, interest and costs. Present position: Evidence period. Expected result: the demand should be rejected with respect to Aguas Andinas, as the company was not responsible for the works.

19th Civil Court of Santiago - Case: 1105-2006

Aguas Andinas S.A was sued for damages and extra-contractual liability for environmental damage under Law 19,300. The absence of a timely and suitable solution to the bad odors from the West Santiago plants and later the La Farfana plant are alleged to have caused prolonged suffering or moral damage to residents and an enormous patrimonial damage affecting the value of their properties.

State of the case: first instance, discussion period. Exceptions have been presented to correct mistakes in the demand. Amount demanded: ThCh$940,000 plus indexation and interest. Expected result: it is improbable that damage or threat to

the physical and mental health of the plaintiffs, and damages for annoyance to residents, can be proven. Success will depend on the evidence of damage; the process stage has not yet begun.

·24th Civil Court of Santiago. Case: 6539-2006

A company is suing CORFO for the restitution of reappraisal of land at a property in Avenida Andrés Bello, Las Condes, Santiago. This land was acquired by Corfo through a sale by Aguas Andinas S.A. in September 1999.
Amount demanded: undetermined. State of the case: evidence stage. Estimated result: the demand should be rejected.

·27th Civil Court of Santiago; Case: 552-2007

Aguas Andinas S.A. was sued, jointly with other institutions by an individual intending to nullify Resolution DGA 3268 which approved the El Trebal discharge works, Ministry of the Economy Supreme Decrees 76 and 100, that set tariff formulas for the periods 2000-2005 and 2005-2010 respectively.
Amount demanded: undetermined. State of the case: discussion period.
Estimated result: The demand should be rejected.
·Chamber of Commerce Arbitration Tribunal; Case: 744-2007
A contractor is suing Aguas Andinas S.A. for the payment of extraordinary costs in the renovation work of networks in the Yarur II suburb and Arturo Prat trunk sewer.
Amount demanded ThCh$ 170,000 plus indexation and interest. Status: discusión period. Estimated result: a favorable result for Aguas Andinas S.A.

Case No.4693-99, 11th Civil Court of Santiago. Demand for damages against Aguas Cordiullera S.A. made by 79 residents of the district of Lo Barnechea concerning supply problems on October and November 1996. The demand is for ThCh$728,626. Status: discussion period ended. There are good probabilities that the Company will win the case.

Case No. 1158-2002, 8th Civil Court of Santiago.
Demand for moral damages against Aguas Cordillera S.A. following dismissal for dishonesty of a former employee of the company, which was declared as unjustified by the Supreme Court. Demand ThCh$140,000. State: sentence favorable to the Company. The plaintiff presented an appeal. It is probable that the court will confirm the judgment in the first instance.

Case 1189-2004, 19th Civil Court of Santiago.
Claim by Aguas Los Domínicos S.A. against a fine for non-compliance with the written orders and instructions of the SISS, by not sending information on time for the "sewage treatment coverage" and "drinking water production" process. Resolution 426 of February 9, 2004 of 10 UTA. Status: Unfavorable sentence, appealed, probability of a reduced fine.

· Case: 2829-2003, 7th Civil Court of Santiago.
Aguas Manquehue S.A has made a claim against Resolution 1194 of May 19, 2003 that applied a fine of 26 UTM concerning discharges from the Los Trapenses sewage treatment plant on July 16, 2002 that exceeded the legally permitted limit.
Status: Appeal allowed against the sentence rejecting the demand. Result: little possibility of appeal being accepted: the fine applied would remain.

Case No. 1134-2004, 7th Civil Court of Santiago. Claim by Aguas Manquehue S.A. against a fine of 15 UTA for non-compliance with written orders and instruction of the SISS, by not sending information on time for the "sewage treatment coverage" and "drinking water production" process. State: Sentence unfavorable. Appealed. Result: it is probable the sentence will be confirmed.

·Case No.15.178-2006, 27th Civil Court of Santiago. Claim by Aguas Manquehue S.A. against Resolution 554 which applied a fine of 30 UTA for non-compliance with written instructions of the SISS with respect to providing information on costs and expenses for the year 2004. State: claim presented. Result: moderate possibility of a reduced fine being applied.

· The subsidiaries are parties to other more minor lawsuits brought by and against them.

The management, together with their legal advisers, consider that the above lawsuits will have no material effect on the financial statements. Nevertheless, provisions have been made, as shown in Note 16.

Consolidated Financial Statements of IAM as of September 30, 2007

c) Bond issue covenants

The Company has the following restrictions and obligations arising from the issuance of bonds on the domestic market:

1.- Send to the bond-holders' representative a copy of its quarterly and annually audited unconsolidated and consolidated financial statements, and those of the subsidiaries registered with the Superintendency of Securities and Insurance, within the same time limits for sending these to that Superintendency, together with all the public information reported to that authority.
2.- Record in its books any provisions for adverse contingencies that may arise and which, in the management's opinion, should be reflected in its own and/or its subsidiaries' financial statements.
3.- Maintain insurance coverage that reasonably protects its assets including its main offices, buildings, plants, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.
4.- The Company promises to ensure that its transactions with its subsidiaries and other related parties are carried out on equitable conditions similar to those normally prevailing in the market.
5.- Maintain a debt ratio no greater than 1.5:1, calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the ratio of liabilities to shareholders' equity.
6.- The Company may not sell, assign or transfer essential assets (public-utility concessions granted by the S.I.S.S for Greater Santiago), except for contributions or transfers of essential assets to subsidiary companies.

d) Bank loan covenants

The Company has the following obligations and restrictions contained in loan agreements with several local banks:

1.- A debt ratio not greater than 1.5:1, calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the ratio of liabilities to shareholders' equity.

2.- Prohibition on the disposal or loss of title over essential assets except for contributions or transfers of essential assets to subsidiaries.

3.- Send to the different banks with which the Company has credit facilities, a copy of its quarterly and annually audited unconsolidated and consolidated financial statements within five days from the time they are sent to the Superintendency of Securities and Insurance.

4.- Record in its books any provisions for adverse contingencies that may arise and which, in the management's opinion, should be reflected in the financial statements of the Company.

5.- Maintain insurance cover that reasonably protects its assets including its main offices, buildings, plants, inventories, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.

6.- Send a certificate signed by the chief executive of the Company confirming compliance with the obligations assumed in the loan agreement.

7.- Prohibition on the payment of dividends if there is a situation of past due payments or delays in the payment of some loan instalment, except for the obligatory minimum dividend.

8.- Maintain a financial expense coverage ratio of at least 3:1 calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the ratio between operating income plus depreciation and amortization of intangible assets for the year, divided by financial expenses.

9.- Prohibition on the liquidation or dissolution of the Company, its operations or the business in which it engages, or the participation in any action or contract with the purpose of creating a merger or consolidation, except in the case of a merger with its present subsidiaries.

10.- The Company promises to ensure that its transactions with its subsidiaries and other related parties are carried out on equitable conditions similar to those normally prevailing in the market.

The subsidiaries comply with all the provisions of Decree Law 382 of the General Sanitation Service Law 1988, and with its regulation (Ministry of Public Works decree 1199/2004 published in November 2005).

Consolidated Financial Statements of IAM as of September 30, 2007

Contingencies and Restrictions
Direct guarantees

Creditor	Debtor		Type of guarantee	Assets affected		Balances pending payment at date of the financial statements		Release of guarantee					
	Name	Relationship		Type	Book value	30/09/2007	30/09/2006	30/09/2008	Activos	30/09/2009	Assets	30/09/2010	Assets
SUPERINTENDENCY SANITATION SERVICES	AGUAS ANDINAS S.A.		GUARANTEE POLICY			334 097	7 434 200						
SUPERINTENDENCY SANITATION SERVICES	AGUAS ANDINAS S A		PERFORMANCE BOND			4 548.307	0						
EMPRESA FERROCARRILES	AGUAS ANDINAS S A		PERFORMANCE BOND			2.532	2 543						
MUNICIPALITY OF PROVIDENCIA	AGUAS ANDINAS S A		PERFORMANCE BOND			21 597	21 695						
MUNICIPALITY OF LAS CONDES	AGUAS ANDINAS S A		PERFORMANCE BOND			3 000	1.047						
MUNICIPALITY OF SANTIAGO	AGUAS ANDINAS S A		PERFORMANCE BOND			17 820	17 921						
MUNICIPALITY OF LA GRANJA	AGUAS ANDINAS S A		PERFORMANCE BOND			1 151	1,156						
MUNICIPALITY OF SAN BERNARDO	AGUAS ANDINAS S A		PERFORMANCE BOND			5 754	5 779						
MINISTRY OF PUBLIC WORKS	AGUAS ANDINAS S A		PERFORMANCE BOND			169 446	0						
SERVIU METROPOLITANO	AGUAS ANDINAS S A		PERFORMANCE BOND			938 010	2.306 821						
WATER WORKS AUTHORITY	AGUAS ANDINAS S A		PERFORMANCE BOND			10 911	13 508						
CONSTRUCTORA NORTE SUR	AGUAS ANDINAS S A		PERFORMANCE BOND			0	176 535						
CHILECTRA S A	AGUAS ANDINAS S A		PERFORMANCE BOND			9 589	9 633						
MUNICIPALITY OF PEÑALOLEN	AGUAS ANDINAS S A		PERFORMANCE BOND			8.764	0						
MUNICIPALITY OF RENCA	AGUAS ANDINAS S A		PERFORMANCE BOND			6.500	0						
MINISTRY OF PUBLIC WORKS	AGUAS ANDINAS S A		PERFORMANCE BOND			15 104	0						
MUNICIPALITY OF LAS CONDES	AGUAS CORDILLERA S A		PERFORMANCE BOND			5.500	2 618						
MUNICIPALITY OF VITACURA	AGUAS CORDILLERA S A		PERFORMANCE BOND			36.358	36 532						
MUNICIPALITY OF LO BARNECHEA	AGUAS CORDILLERA S. A		PERFORMANCE BOND			9 589	9 633						
SUPERINTENDENCY SANITATION SERVICES	AGUAS CORDILLERA S. A		PERFORMANCE BOND			883.346	1 001,127						
SUPERINTENDENCY SANITATION SERVICES	AGUAS CORDILLERA S A		GUARANTEE POLICY			658 464	686 058						
SERVIU METROPOLITANO	AGUAS CORDILLERA S A		PERFORMANCE BOND			93.163	28 898						
ENERSIS	AGUAS CORDILLERA S A		PERFORMANCE BOND			1,151	1,156						
MINISTRY OF PUBLIC WORKS	AGUAS CORDILLERA S A		PERFORMANCE BOND			285.421	286 717						
COSTANERA NORTE S A	AGUAS CORDILLERA S A		PERFORMANCE BOND			0	0						
SUPERINTENDENCY SANITATION SERVICES	AGUAS LOS DOMINICOS S A		PERFORMANCE BOND			114 584	271 707						
FERROVIAL	GESTION Y SERVICIOS S.A.		PERFORMANCE BOND			0	0						
MUNICIPALITY OF MAIPU	ANALISIS AMBIENTALES S A		PERFORMANCE BOND			100	0						
SUPERINTENDENCY SANITATION SERVICES	AGUAS MANQUEHUE S A		PERFORMANCE BOND			954 919	437.358						
SUPERINTENDENCY SANITATION SERVICES	AGUAS MANQUEHUE S A		GUARANTEE POLICY			460 870	462.862						
MUNICIPALITY OF LO BARNECHEA	AGUAS MANQUEHUE S A		PERFORMANCE BOND			0	1 207						
SERVIU REGION METROPOLITANA	AGUAS MANQUEHUE S A		PERFORMANCE BOND			0	316 998						
CONSTRUCTORA VESPUCIO NORTE S.A.	ECORILES S A		PERFORMANCE BOND			24 086	0						
FERROVIAL AGROMA	ECORILES S A		PERFORMANCE BOND			70 886							
SECRETARIA REGIONAL MINISTERIAL	AGUAS ANIDNAS S A		PERFORMANCE BOND			3.545							
REGIONAL HIGHWAYS AUTHORITY	AGUAS ANDINAS S A		PERFORMANCE BOND			38 550							

Guarantees received from third parties

As of September 30, 2007 and 2006, the subsidiaries have received documents in guarantee for ThCh$ 19,125,608 and ThCh$ 20,133,098 respectively, arising principally from works contracts with construction companies to guarantee full performance of their obligations. There are also other guarantees covering service and materials supply contracts to ensure their prompt provision or delivery.

The following is a detail of the more significant bank guarantees received as of September 30, 2007:

Aguas Andinas S.A.

CONTRACTOR	AMOUNT THCH$	EXPIRY DATE
CHILECTRA S.A.	191,789	01-08-2008
JARA GUMUCIO S.A	207,000	02-01-2008
ITT SANITAIRE	224,524	30-10-2007
SOC. GENERAL DE MONTAJES S.A.	227,332	31-01-2008
EMPRESA CONSTRUCTORA BELFI S.A	250,000	30-11-2007
MONTEC LTDA	250,000	07-12-2007
KDM S.A	287,684	10-01-2008
DEGREMONT LTDA	293,438	25-04-2009
C. DE PETROLEOS DE CHILE COPEC S.A	322,491	20-03-2008
DAGRADOS S.A AGENCY IN CHILE	325,000	24-11-2007
DAGRADOS S.A AGENCY IN CHILE	325,000	24-11-2007
DAGRADOS S.A AGENCY IN CHILE	325,000	24-11-2007

Consolidated Financial Statements of IAM as of September 30, 2007

ING. Y CONSTRUCCION MST S.A	363,006	31-01-2008
ING. Y CONSTRUCCION MST S.A	363,006	09-11-2009
OBRASCON HUARTE LAIN S.A AGENCY IN CHILE	500,000	23-11-2007
TEJOFRAN DE SANEAMIENTO SERVICIOS LTDA	500,000	23-11-2007
TEJOFRAN DE SANEAMIENTO SERVICIOS LTDA	500,000	23-11-2007
ACCIONA INFRAESTRUCTURA S.A	500,000	23-11-2007
ACCIONA INFRAESTRUCTURA S.A.	500,000	23-11-2007
ACCIONA INFRAESTRUCTURA S.A	500,000	23-11-2007
BANCO ITAU CHILE FOR CONT. OAS LTDA	500,000	11-01-2008
BANCO ITAU CHILE FOR CONT. OAS LTDA	500,000	11-01-2008
BANCO ITAU CHILE FOR CONT. OAS LTDA	500,000	11-01-2008
OMNIUM DE T. ET VALORIZ.CHILE	550,000	31-10-2007
CADAGUA AGENCY IN CHILE	550,000	05-11-2007
CADAGUA AGENCY IN CHILE	1,235,757	31-03-2008
DEGREMONT S.A	2,340,583	31-10-2008
EMP. DEPURADORA DE AGUAS SERVIDAS LTDA	3,725,502	31-12-2012
TOTAL	**16,857,112**	

Aguas Cordillera S.A.

CONTRACTOR	AMOUNT THCH$	EXPIRY DATE
Icafal Ingeniería y Construcción S.A.	256,400	02-02-08
Socovesa Ingeniería y Construcción S.A.	145,983	30-05-08
Captagua Ingeniería S.A	133,232	20-05-08
Captagua Ingeniería S.A.	69,021	08-04-09
Sondajes Ltda.	62,333	18-02-08
Captagua Ingeniería S.A.	55,826	17-12-07
Inmobiliaria Manquehue Oriente S.A.	54,775	03-04-09
ICM S.A.	53,143	24-07-08
Degremont Ltda.	48,351	01-10-07
Marcelino Carrasco Bahamondes y Cia.	47,947	03-05-09
Sociedad General de Montajes S.A.	40,082	20-11-07
Sociedad Constructora Rupanco S.A.	33,770	22-10-07
Ing. y Const. Eugenio Diaz S.A.	33,452	09-05-08
Inmob. y Const. Nueva Pacífico Sur Ltda.	32,716	17-12-07
ICM S.A.	30,000	25-10-07
Ing. y Const. M.S.T. S.A.	30,000	26-10-07
Ecosan Ltda.	30,000	31-10-07
Dalco Ingeniería S.A.	29,707	11-01-08
Constructora Trébol Ltda.	22,439	15-01-08
TOTAL	**1,209,177**	

Aguas Los Dominicos S.A.

CONTRACTOR	AMOUNT THCH$	EXPIRY DATE
Empresa Constructora Vicam Ltda..	3,380	30-10-2007
Constructora Olbertz Ltda.	15,466	10-01-2008
ICM S. A.	2,599	08-06-2008
Servicios y Asesorías Profesionales S. A	3,000	30-06-2008
Inmobiliaria Los Quiyalles de Apoquindo S.A.	2,846	14-10-2007

Inmobiliaria Los Quiyalles de Apoquindo S.A.	2,846	14-10-2007
Inmobiliaria Los Quiyalles de Apoquindo S.A.	2,846	14-10-2007
Inmobiliaria Los Quiyalles de Apoquindo S.A.	2,846	14-10-2007

TOTAL	**35,829**	
	=======	

Aguas Manquehue S.A.

CONTRACTOR	AMOUNT THCH$	EXPIRY DATE
Sociedad Constructora Rupanco S.A.	142,212	31-07-2008
Ingenieria y Constructora M.S.T. S.A	98,542	08-01-2009
Ecopreneur Chile S.A.	68,181	17-04-2008
Ingenieria y Construción Eugenio Diaz S.A.	59,681	07-09-2008
Luis Eduardo Perez Castro	30,000	06-11-2007
Ingeniería y Construccion MST S.A.	22,395	15-03-2009
Dalco Ingenieria Ltda.	21,150	05-11-2007
Ecosan Ltda.	14,000	09-11-2007
Arauco S.A	13,618	10-10-2007
ICM S.A.	9,391	10-03-2008

TOTAL	**476,470**	
	=========	

Ecoriles S.A.

CONTRACTOR	**AMOUNT THCH$**	**EXPIRY DATE**
Constructora Pumpin e Irarrazaval S.A.	30,962	27-12-2007
Constructora Valko S.A.	38,588	30-12-2007

TOTAL	**69,550**	
	========	

Gestión y Servicios S.A.

CONTRACTOR	**AMOUNT THCH$**	**EXPIRY DATE**
SubCentro Las Condes S.A.	13,809	16-10-2007
SubCentro Las Condes S.A.	13,809	15-11-2007
SubCentro Las Condes S.A.	13,809	16-12-2007
SubCentro Las Condes S.A.	13,809	15-01-2008
SubCentro Las Condes S.A.	13,809	15-02-2008
SubCentro Las Condes S.A.	13,808	17-03-2008

TOTAL	**82,853**	
	========	

The subsidiary Anam S.A. has received no performance bonds from third parties.

Consolidated Financial Statements of IAM as of September 30, 2007

Local and foreign currencies

The Company shows the following assets and liabilities in local and foreign currency as of September 30, 2007 and 2006:

Local and Foreign Currency

Assets

	Currency	Amount 30/09/2007	Amount 30/09/2006
Current assets			
CASH & BANKS	NON-INDEXED CH$	198.448	432.161
CASH & BANKS	DOLLAR	481	9.212
TIME DEPOSITS	NON-INDEXED CH$	0	741.738
MARKETABLE SECURITIES	NON-INDEXED CH$	177.865	6.666.424
TRADE ACCOUNTS RECEIVABLE	NON-INDEXED CH$	35.876.074	33.267.210
NOTES RECEIVABLE	NON-INDEXED CH$	778.672	1.215.210
NOTES RECEIVABLE	INDEXED CH$	1.440.246	1.853.121
SUNDRY DEBTORS	NON-INDEXED CH$	367.325	228.038
SUNDRY DEBTORS	INDEXED CH$	58.771	74.354
SUNDRY DEBTORS	DOLLAR	509	23.917
SUNDRY DEBTORS	EUROS	3.209	2.550
NOTES RECEIVABLE RELATED COMPANIES	NON-INDEXED CH$	17.483	89.961
INVENTORIES	INDEXED CH$	1.648.055	1.404.448
RECOVERABLE TAXES	NON-INDEXED CH$	24.357	39.494
RECOVERABLE TAXES	INDEXED CH$	159.590	186.252
PREPAID EXPENSES	NON-INDEXED CH$	718	409
PREPAID EXPENSES	INDEXED CH$	532.974	432.494
DEFERRED TAXES	INDEXED CH$	1.101.141	1.063.247
OTHER CURRENT ASSETS	NON-INDEXED CH$	14.869.302	6.209
OTHER CURRENT ASSETS	INDEXED CH$	1.806.036	1.397.513
Fised assets			
FIXED ASSETS (NET)	INDEXED CH$	**628.316.583**	**627.808.872**
Other assets			
GOODWILL	INDEXED CH$	325.988.640	352.875.880
NEGATIVE GOODWILL	INDEXED CH$	(1.031)	(1.104)
LONG-TERM DEBTORS	NON-INDEXED CH$	992.028	1.103.122
LONG-TERM DEBTORS	INDEXED CH$	8.035.639	7.992.064
INTANGIBLE ASSETS (NET)	INDEXED CH$	38.991.671	40.010.420
OTHERS	NON-INDEXED CH$	1.079.913	1.515.360
OTHERS	INDEXED CH$	13.577.027	14.301.102
LONG-TERM DEFERRED TAXES	INDEXED CH$	2.776.110	
Total assets	NON-INDEXED CH$	54.382.185	45.305.336
	DOLLAR	990	33.129
	INDEXED CH$	1.024.431.452	1.049.398.663
	EUROS	3.209	2.550

Consolidated Financial Statements of IAM as of September 30, 2007

Local and Foreign Currency
Current Liabilities

	Currency	Up to 90 days				90 days to 1 year			
		30/09/2007		30/09/2006		30/09/2007		30/09/2006	
		Amount	Avge annual int rate	Amount	Avge annual int rate	Amount	Avge annual int rate	Amount	Avge annual int rate
BONDS PAYABLE - CURRENT PORTION	NON-INDEXED CH$	8.928.294	4,26	9.148.867	4,25	9.139.240	4,26	8 422.004	4,25
BANK BORROWINGS - SHORT TERM	NON-INDEXED CH$								
ACCOUNTS PAYABLE	NON-INDEXED CH$	10.039 371		12.094.410		149.389			
ACCOUNTS PAYABLE	INDEXED CH$	25.923		1.124		268.828			
ACCOUNTS PAYABLE	EUROS	3.896		4.387					
ACCOUNTS PAYABLE	DOLLAR	241.003		203.138					
SUNDRY CREDITORS	NON-INDEXED CH$	137.253		30.174				107.625	
SUNDRY CREDITORS	INDEXED CH$	1.201.833	4,34	1.509.814		13.270	4,34	11.463	
PROVISIONS	NON-INDEXED CH$	10.023 357		4.759.939		7.457.600		12.002.674	
WITHHOLDINGS	NON-INDEXED CH$	6 010 094		5.902.699					
INCOME TAX	NON-INDEXED CH$	2.071				1.217.600		340.354	
DEFERRED TAXES	INDEXED CH$	0				0		0	
NOTES PAYABLE	NON-INDEXED CH$	700.343		1.282.440					
UNEARNED INCOME	INDEXED CH$	1.410.951		613.303		1.349.910		1.251.103	
UNEARNED INCOME	NON-INDEXED CH$	361.405		87.020					
PROVISIONS	INDEXED CH$	64.575		90.589					
NOTES PAYABLE RELATED COMPANIES	NON-INDEXED CH$	35.075				32.532		51.144	
BANK BORROWINGS - CURRENT PORTION LONG TERM	INDEXED CH$								
BANK BORROWINGS - CURRENT PORTION LONG TERM	NON-INDEXED CH$	406.762	6,99	5.777.009	5,78		-	7.353.430	6.81
NOTES PAYABLE	INDEXED CH$	125.196	6.78	327.859	5,60	240.221	5,74	67.266	6.33
BANK BORROWINGS - SHORT TERM	INDEXED CH$								
NOTES PAYABLE RELATED COMPANIES	EUROS			1.737.878					
OTHER CURRENT LIABILITIES	NON-INDEXED CH$			4 659					
NOTES PAYABLE	INDEXED CH$			16.893				137.955	
OTHER LIABILITIES	NON-INDEXED CH$								
NOTES PAYABLE RELATED COMPANIES	INDEXED CH$			168.711					
DIVIDENDS PAYABLE	NON-INDEXED CH$	29 499.330		29.534.139					
TOTAL CURRENT LIABILITIES	INDEXED CH$	11.776.774		11.897.180		11.011.484		7.869.791	
	NON-INDEXED CH$	67.215.061		59 472.689		6.857.136		19 855 427	
	EUROS	3.896		1.742.265		0		0	
	DOLLAR	241.003		203.138		0		0	

Local and Foreign Currency
Long-term liabilities as of 30/09/2007

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years	
		Amount	Avge annual int rate	Amount	Avge annual int rate	Amount	Avge annual int rate	Amount	Avge annual int rate
BANK BORROWINGS	NON-INDEXED CH$	10 278 687	699	21.348 000	690	47 440 000	699	0	
BONDS PAYABLE	INDEXED CH$	37 002 440	429	50 658 576	417	38 742 751	481	66 878 897	474
NOTES PAYABLE	INDEXED CH$	562 968	752	189 560	693	27 394 823	536	11 686 190	338
SUNDRY CREDITORS	INDEXED CH$	855.360		0		0		0	
PROVISIONS	INDEXED CH$	242.952		242.952		8.546 402		31.745	
OTHER LIABILITIES	INDEXED CH$	41 283	862	104 287	885	0		0	
OTHER LIABILITIES	NON-INDEXED CH$	14 427							
SUNDRY CREDITORS	NON-INDEXED CH$	1 200							
OTHER LIABILITIES	INDEXED CH$	569 890		94 645		43 472			
TOTAL LONG-TERM LIABILITIES	NON-INDEXED CH$	10.294.294		21.348.000		47 440.000		0	
	INDEXED CH$	39.274.893		51.288.020		72.727.448		78.596.832	

Local and Foreign Currency

Long-term liabilities as of 30/09/2006

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More th
		Amount	Avge annual int rate	Amount	Avge annual int rate	Amount	Avge annual int rate	Amount
BANK BORROWINGS	NON-INDEXED CH$	29.413.719	6.81	27.326.700	6.82	2.963.951	6.92	
BONDS PAYABLE	INDEXED CH$	34.038.793	4.27	31.345.014	4.34	67.206.901	4.39	75 161.027
NOTES PAYABLE	INDEXED CH$	631.063	7.57	320.216	6.95	16.601.295	5.62	14.234 682
SUNDRY CREDITORS	INDEXED CH$	327.993		792.797				
PROVISIONS	INDEXED CH$	254.059		254.059		635.146		7.997.129
DEFERRED TAXES	INDEXED CH$	494.743		494.743		1.221.044		1.466.165
OTHER LIABILITIES	INDEXED CH$	118.369		102.516		65.506		
OTHER LIABILITIES	NON-INDEXED CH$	33.064						
OTHER LIABILITIES	INDEXED CH$	75.876	8.8	77.350	9.18	44.484	7.95	
OTHER LIABILITIES	NON-INDEXED CH$							
TOTAL LONG-TERM LIABILITIES								
	NON-INDEXED CH$	29 446 783		27.326.700		2.963.951		0
	INDEXED CH$	35.938.936		33.386.697		85.774.376		96 859.003

Sanctions

a) Superintendency of Securities and Insurance.

No sanctions have been applied to the Company or its subsidiaries, directors or executives during the periods covered by the financial statements.

b) Other administrative authorities:

Aguas Andinas S.A.

2007

As of September 30, 2007, no sanctions were applied to the company by other administrative authorities.

2006

i) The Superintendency of Sanitation Services (SISS) applied the following fines:

By Resolution SISS 553 of February 8, 2006, a fine of 50 UTA was applied for non-compliance with written instructions of the SISS on various occasions, in not providing information on expenses and costs for the year 2004. Claim against the fine presented to the 26th Civil Court of Santiago (Case 15200-2006), intending to obtain a reduction in the fine: currently at the evidence stage. Status: unfavourable sentence in the first instance; appealed against.

By SISS Resolution 1454 of April 28, 2006, a fine of 20 UTA was applied for deficiencies in the quality of sewage in the district of Quilicura. Claim against the fine presented to the 29th Civil Court of Santiago (Case 6509-2006), with the intention of reducing the fine. State: unfavorable sentence, appealed.

ii) The National Economic Public Prosecutor proposed to the Free Competition Defense Tribunal the application of a fine on Aguas Andinas S.A. for 50,000 U.T.M. because of: 1) abusive demands and charges for new services in urban areas outside the concession area, 2) abusive demands and charges for services in rural zone outside the concession area, and 3) abusive application of Reimbursable Financial Contributions (AFR) (the requirement proposes eliminating the AFR). State of the case: evidence period.

iii) The National Labor authority applied a fine of 60 U.T.M. "for not effectively protecting the health of the workers". The facts relate to the death of four workers of a contractor firm working on the Dagoberto Godoy sewage drain. There are possibilities of the fine being annulled. One third of the fine was paid. Ordinary labor lawsuit brought before the 8th Labor Court of Santiago (Case 2449-2006). Status: in the evidence stage, with the possibility of the fine being annulled..

2005

i) The Superintendency of Sanitation Services (SISS) applied the following fines:
By Resolution SISS 710-2005, it applied a fine for non-compliance with written instructions given by the Superintendency in its Official Letter No.1908 and in Chapter XI of the Invoicing Manual. Amount payable 40 "UTA" ("Annual Tax Units" - an official monetary unit). Appeal proceedings brought before the 29th civil court of Santiago, Case 4779-2005. Status: unfavorable judgment, appealed, intending to obtain a reduction in the fine.

ii) La COREMA RM aplicó multa de 300 UTM, mediante Resolución N°069/2005, de 17 de Febrero de 2005, a consecuencia de malos olores provenientes de la Planta de tratamiento La Farfana. El 10% de la multa fue pagada a objeto de iniciar el reclamo en tribunales. El Juicio Sumario de reclamación de la multa se efectuó en el 27° Juzgado Civil de Santiago, número de Rol: 6857/2005, se encuentra en período de prueba.

2004

i) The Superintendency of Sanitation Services (SISS) applied the following fines:
By Resolution 415 dated February 9, 2004, the SISS fined the Company for not complying with written orders and instructions to remit, within the established term, information for the "Cover of the treatment of sewage" and "Production of drinking water" processes. A summary complaint judgment took place in the 29th Civil Court of Santiago (case file No.1189-2004). Status: demand rejected in the first instance. Appeal made. The amount of the sanction is 30 Annual Taxation Units (UTA).

The Company was sanctioned when the SISS detected a failure to comply with the parameters established on faecal coli forms during a self-evaluation carried out during the second quarter of the year 2003 at the Paine sewage treatment plant.

Consolidated Financial Statements of IAM as of September 30, 2007

A summary complaint judgment took place in the 29th Civil Court of Santiago (case file: 1434-2004). In the second instance stage, the appeal against the rejection of the demand is pending. The amount of the sanction is 26 Annual Taxation Units (UTA).

ii) SESMA applied the following fines:

By its Resolution 5180 of December 15, 2003, a fine of 1,000 UTM (Monthly Taxation Units) was applied due to bad odors emanating from the La Farfana plant. The fine was paid in order to be able to bring a claim before the courts. This was presented to the 17th Civil Court of Santiago (Case No.2999-2004). State of the case: awaiting evidence stage.

By its Resolution 4838 of October 19, 2004, confirmed by Resolution 782 of February 2, 2005, SESMA fined the Company with 2,000 Monthly Taxation Units (UTM) for breach of Law 144/61 issued by the Ministry of Health, which sets standards for avoiding atmospheric emanations or contaminants of any kind. The fine was paid in order to bring a claim before the court. This was presented to the 25th Civil Court of Santiago (Case No.4566-2005). Status: evidence stage pending.

iii) The COREMA RM (regional environmental authority) fined the Company on May 28, 2004 (Resolution 177) with 1,000 Monthly Taxation Units (UTM) for bad odors emanating from the La Farfana Plant. 5% of the fine was first paid in order to commence an appeal through the law courts (28th Civil Court of Santiago - Case No.6593-2004). State of the case: in the evidence stage.

Aguas Cordillera S.A.

By Resolution 425 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of water" processes.
This fine is being appealed by the Company in the 4th Civil Court of Santiago (Case File N°1195-2004). Current status: Unfavorable sentence; appealed against.

The SISS fined the Company under its Resolution 2734 for not complying with its written instructions contained in Official Memorandum 2774 and in the development plan. This fine is being appealed by the Company in the 29th Civil Court of Santiago (Case File N°11,129). Current status: Unfavorable sentence; appealed against.

Aguas Los Dominicos S.A.

By Resolution 426 dated February 9, 2004, the SISS fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of water" processes.
This fine is being appealed by the Company in the 19th Civil Court of Santiago (Case File N°1189-2004). Current status: Unfavorable sentence; appealed against.

Aguas Manquehue S.A.

On May 19, 2003, the SISS fined the Company under its Resolution 1194 for failure to comply with the NCH 1333 Of 78 standard.

The company paid the fine and this case is subject to appeal in the 7th Civil Court of Santiago (Case file N°2829-2003). On December 9, 2003, the appeal was granted against the sentence that rejected the demand.

By Resolution 424 dated February 9, 2004 the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of water" processes.
This fine is being appealed against by the Company in the 7th Civil Court of Santiago (Case File N°1134-2004). Current status: Unfavorable sentence; appealed against.

Case No.15.178-2006, 27th Civil Court of Santiago. Claim against Resolution 554 that applied a fine of 30 UTA for non-compliance with written instruction of the SISS to provide information on expenses and costs for 2004. State: Demand presented. Result: it is probable that a reduction in the fine will be rejected.

Consolidated Financial Statements of IAM as of September 30, 2007

During the periods covered by these financial statements, no other sanctions have been applied to the Company and subsidiaries, their directors or executives.

Subsequent events

Inversiones Aguas Metropolitanas S.A.

The SVS was informed on October 3, 2007 that:
SVS Resolution 11,603 of October 2 required the Company to report on certain aspects related to the La Farfana sewage treatment plant operation and maintenance contract signed between Aguas Andinas S.A. and Empresa Depuradora de Aguas Servidas Ltda.
The company replied that the contract in question derived from an international public tender, in accordance with clause 67 of MOP decree 382/88, the General Sanitation Services Law, called by Aguas Andinas S.A. on May 12, 2007.
9 companies acquired the respective tender bases and the companies Cadagua S.A., Omnium de Traitment et de Valorisation S.A. (OTV) and a consortium formed by Degrémont S.A. and Sociedad General de Aguas de Barcelona S.A. (Agbar) presented formal offers, the last two-named companies being related to Aguas Andinas S.A. The minutes of the opening ceremony were enclosed.
Later, on August 2, Aguas Andinas S.A. reported that the consortium mentioned, which obtained the better technical and economic qualification, had won the tender. This adjudication was with the favorable agreement of the directors' committee of Aguas Andinas S.A. at its meeting on July 23 and by the board at its ordinary meeting No.351 held on July 24, 2007. The agreement was approved unanimously by the directors present, declaring that this was a transaction that met conditions of equity similar to those habitually prevailing in the market.
For the signing of the contract, and in accordance with the tender bases, Degrémont and Agbar, through its Chilean subsidiary Agbar Conosur Ltda., constituted a company called Empresa Depuradora de Aguas Servidas Ltda. (EDAS) with the appointment as directors of the company of the directors of Aguas Andinas, Joaquín Villarino and Marta Colet.
For the reasons explained, the signing of the contract with EDAS is a transaction as contemplated in clause 44 of the Corporations Law 18,046.
The signing of the contract with EDAS was approved by the directors' committee of Aguas Andinas on August 27, 2007 and by its board at its ordinary meeting No.352 held on August 28. The agreements indicated were also approved unanimously by the directors present, with Mr Villarino and Mrs Colet abstaining.
The contract was signed on the basis of a series of unit prices, for an estimated value of UF 2,774,994.4 plus VAT and has a term of 60 months from October 1, 2007. It may be extended for a consecutive period of 60 months on the terms set out in the contract.
The purpose of the contract is to develop the operating and maintenance service of the La Farfana sewage treatment plant of Aguas Andinas S.A., including all aspects of a correct management of the plant's operation and maintenance, including among other things, the provision of personnel, electricity costs, the provision of chemicals, spare parts, etc., all under the conditions contemplated in the tender bases and other documents of the contract.

On the date of issue of these financial statements, the Company's management is unaware of other subsequent events that might significantly affect the Company's financial position and/or results as of September 30, 2007.

Subsidiaries

The SVS was informed the following on October 3, 2007:

SVS Resolution 11,602 of October 2 required this company to report on certain aspects related to the La Farfana sewage treatment plant operation and maintenance contract signed between Aguas Andinas S.A. and Empresa Depuradora de Aguas Servidas Ltda.

The contract in question derived from an international public tender, in accordance with clause 67 of MOP decree 382/88, the General Sanitation Services Law, called by Aguas Andinas S.A. on May 12, 2007.

9 companies acquired the respective tender bases and the companies Cadagua S.A., Omnium de Traitment et de Valorisation S.A. (OTV) and a consortium formed by Degrémont S.A. and Sociedad General de Aguas de Barcelona S.A. (Agbar) presented formal offers, the last two-named companies being related to Aguas Andinas S.A. The minutes of the

Consolidated Financial Statements of IAM as of September 30, 2007

opening ceremony were enclosed.
Later, on August 2, Aguas Andinas informed the consortium mentioned that it had obtained the better technical and economic qualification and had won the tender. This adjudication was with the favorable agreement of the directors' committee of Aguas Andinas S.A. at its meeting on July 23 and by the board at its ordinary meeting No.351 held on July 24, 2007. The agreement was approved unanimously by the directors present, declaring that this was a transaction that met conditions of equity similar to those habitually prevailing in the market.
For the signing of the contract, and in accordance with the tender bases, Degrémont and Agbar, through its Chilean subsidiary Agbar Conosur Ltda., constituted a company called Empresa Depuradora de Aguas Servidas Ltda. (EDAS) with the appointment as directors of the company of the directors of Aguas Andinas, Joaquín Villarino and Marta Colet.
For the reasons explained, the signing of the contract with EDAS is a transaction as contemplated in clause 44 of the Corporations Law 18,046.
The signing of the contract with EDAS was approved by the directors' committee of Aguas Andinas on August 27, 2007 and by its board at its ordinary meeting No.352 held on August 28. The agreements indicated were also approved unanimously by the directors present, with Mr Villarino and Mrs Colet abstaining.
The contract was signed on the basis of a series of unit prices, for an estimated value of UF 2,774,994.4 plus VAT and has a term of 60 months from October 1, 2007. It may be extended for a consecutive period of 60 months on the terms set out in the contract.
The purpose of the contract is to develop the operating and maintenance service of the La Farfana sewage treatment plant of Aguas Andinas S.A., including all aspects of a correct management of the plant's operation and maintenance, including among other things, the provision of personnel, electricity costs, the provision of chemicals, spare parts, etc., all under the conditions contemplated in the tender bases and other documents of the contract.

On the date of issue of these financial statements, the management of the Company and its subsidiaries is unaware of other subsequent events that might significantly affect the Company's financial position and/or results as of September 30, 2007.

<u>The environment</u>
The Parent has made no disbursements on environmental projects during the periods ended September 30, 2007 and 2006.

Subsidiaries

The principal disbursements in projects for improving the environment made by the subsidiaries during the periods of 2007 and 2006 refer to the construction of sewage treatment plants, as follows:

Works	2007 ThCh$	2006 ThCh$
La Farfana treatment plant	999,131	1,107,343
Esmeralda Melipilla treatment plant (improvements)	894,714	117,306
Los Nogales treatment plant	550,091	
El Trebal plant improvements	358,885	53,488
Til Til treatment plant	326,484	3,087
Talagante treatment plant	246,376	1,895,115
Curacaví treatment plant	225,856	804,212
El Chamisero treatment plant	98,120	152,286
Los Trapenses treatment plant	53,436	16,617
Buin Maipú treatment plant	59,568	2,926
Third Greater Santiago treatment plant	54,994	25,128
Pomaire plant compliance with decree 90	43,028	5,802
Mobile centrifuge	42,678	
External sludge handling & disposal platform	32,705	1,215,369
District plant works	29,676	
Sewage treatment plant maintenance	12,258	
Installation of retention & other flow measurement	12,216	
Clean Mapocho environmental impact assessment	10,025	54,192

Consolidated Financial Statements of IAM as of September 30, 2007

District plants expansion study	9,311	
El Trebal OHSAS certification improvements	6,501	3,455
San Jose de Maipo treatment plant	6,291	
El Monte treatment plant	4,567	
Meteorological stations	3,505	
Polo Manquehue treatment plant	613	
Machinery for bio-drying		183,440
Sludge lifting chamber & transport		101,878
Repair of mixed sludge chamber		30,354
Paine plant operating improvements		14,169
Santiago West building installations improvement		13,128
Cexas Melipilla treatment plant (expansion)		9,841
Isla de Maipo treatment plant remote control		8,794
Cexas & Esmeralda treatment plant telemetering		4,959
Sludge and chamber cleaning transport equipment		2,618
TOTAL	4,081,029	5,825,507

Documents payable at long term

Clause 14 of Decree Law 70 published in the Official Gazette on March 30, 1988 and clause 42 of Supreme Decree 453 set the regulations for demanding reimbursable financing contributions for capacity and for extensions of the corresponding service to those requesting to be added as customers or require an expansion of the service.

The debt for reimbursable contributions is shown in Long-term notes payable, for ThCh$ 39,833,541 and ThCh$ 31,787,278 as of September 2007 and 2006 respectively.

Transfer of ownership of sanitation works

Under an agreement signed on June 30, 1998 between the metropolitan regional government and Aguas Andinas S.A., ownership of the sanitation works constructed or acquired with resources of the National Regional Development Fund was transferred to the company. The assets transferred under this agreement, which constitute contributions from third parties, are governed by Decree Law 70 issued by the Ministry of Public Works in 1988 and the provisions of clause 36 of the respective Ministry of Economy Law 453 of 1989.

As of December 31, 1998, these assets were incorporated into the Company's fixed assets at a nominal value of Ch$1 each, as there is a prohibition on considering these assets transferred by the regional government as an investment for purposes of tariff setting, so the Company cannot earn a return on them and they do not represent any additional operating profit-generating operations for the Company in addition to those already obtained since they started operations.

Also, the income-cost benefit is not altered with respect to previous years as the Company made no disbursements.

The maximum tariff contemplated for this type of contribution is intended only to cover the operating and maintenance costs required.

According to the instructions of the SVS, in its Resolution 01489 of March 22, 2000, the estimated technical value of these works was determined for information purposes. This now amounts to ThCh$ 1,718,614 and its depreciation, determined on the basis of its time in use, amounts to ThCh$ 681,672.

The principal criteria used in the valuation of these works include earth movement, supply pipes, drinking water and sewage chambers and labor costs, all as of September 2007. The average useful life of these assets is 406 months and their remaining average useful life as of September 2007 is 270 months.

MATERIAL INFORMATION

Inversiones Aguas Metropolitanas S.A.

Consolidated Financial Statements of IAM as of September 30, 2007

1. On February 28, 2007 the SVS was informed that at a board meeting held on February 28, 2007, the following was unanimously agreed:

1) to call the ordinary shareholders meeting for April 24, 2007, at 12.00 hours, at Avda. Presidente Balmaceda 1398, 10th floor, Santiago, to know and pronounce on the matters reserved for an ordinary shareholders meeting.

2) To submit for the approval of the ordinary shareholders meeting referred to above, the board's proposal to distribute a final dividend amounting to ThCh$8,845,300, equivalent to Ch$8.8453 per share, payable on May 23, 2007.
3) To call an extraordinary shareholders meeting for April 24, 2007, to be held immediately following the end of the ordinary meeting referred to in 1) above, at Avda. Presidente Balmaceda 1398, 10th floor, Santiago, to submit for the consideration of the meeting the board's proposal to reduce the Company's capital by ThCh$19,512,800 and to distribute this sum to shareholders pro rata to their shares as a charge to the proposed capital reduction, corresponding to Ch$19.5128 per share. It was also agreed to propose that the board be authorized to set the date for such payment.

2. On February 28, 2007 the SVS was informed, as complementary information, that:

At a board meeting held on February 28, 2007, it was agreed to call the ordinary shareholders meeting for April 24, 2007, at 11.00 hours, at Avda. Presidente Balmaceda 1398, 10th floor, Santiago, to know and pronounce on the following matters:

1) Examine the report of the external auditors and pronounce on the annual report, balance sheet and financial statements for the year ended December 31, 2006.
2) Agree the distribution of net income and of dividends for the year 2006.
3) Revocation and renewal of the board of directors.
4) Appointment of the independent external auditors to examine the accounting, inventory, balance sheet and other financial statements of the Company.
5) Appointment of credit-rating agencies.
6) Setting the remuneration of the directors for 2007.
7) Setting the remuneration and expense budget of the directors' committee for 2007.
8) Information on transactions referred to in clause 44 of the Corporations Law.
9) Other matters of corporate interest and the meeting's competence.
3. Complementary material information reported to the SVS on March 15, 2007:
In accordance with clauses 90 and 100.2 of Law 18,045, and General Rule No.30 of the SVS, this corrects the content of material information reported on February 28, 2007 with reference to the times for the meetings, this being midday and not 11 a.m. as previously advised.
4. The SVS was informed the following on April 25, 2007:
The extraordinary shareholders meeting of Inversiones Aguas Metropolitanas S.A., held on April 24, 2007, agreed the following:
1) To reduce the Company's capital by Ch$19,512,800,000, thus reducing this from Ch$461,826,632,520 to Ch$442,313,832,520.
As a result of this operation, it was agreed to distribute to shareholders, pro rata to their shareholdings, the sum of Ch$19,512,000,000 at a rate of Ch$19.5128 per share.
2) The ordinary shareholders meeting of Inversiones Aguas Metropolitanas S.A., held on April 24, 2007, renewed the board of directors, electing the following persons as directors or alternate directors for a full statutory period (3 years):

DIRECTORS	**ALTERNATE DIRECTORS**
Ángel Simón	Josep Bagué
Joaquín Villarino	Pedro Buttazzoni
Jean Louis Chaussade	Albert Martínez
Juan Antonio Guijarro	Xavier Amorós
Herman Chadwick	Rodrigo Castro
Mario Marcel	Ignacio Guerrero
Jaime Ravinet	Juan Toro

3) At the board meeting held on April 25, 2007, the board was declared constituted and Ángel Simón was elected as chairman and Joaquín Villarino Herrera as vice-chairman.

4) The same board meeting of April 25, 2007 appointed the members of the Company's directors' committee, being Herman Chadwick, Jaime Ravinet and Joaquín Villarino Herrera.

5) The board meeting of April 25, 2007 also noted the resignation of Albert Martínez Lacambra as the Company's chief executive and elected Marta Colet Gonzalo as his replacement.

5. The SVS was informed the following on June 28, 2007:

The board meeting held on June 27, 2007 decided that July 25, 2007 be the date for payment of the capital reduction of Ch$19.5128 per share, as agreed at the extraordinary shareholders meeting held on April 24, 2007.

6. On September 26, 2007, the SVS was informed that:

On September 26, 2007, the board of the Company agreed to distribute ThCh$14,530,000 as an interim dividend against the net income for 2007. The Company's dividend No.7 therefore will amount to Ch$14.53 per share, payable from October 25, 2007.

7. On September 28, 2007, the SVS was informed that:

The board of the Company, at its meeting on August 29, and in accordance with clause 44 of Law 18,046 and taking into account that the directors of Aguas Andinas S.A., Joaquín Villarino Herrera and Marta Colet Gonzalo, are in turn directors of Empresa Depuradora de Aguas Servidas Ltda., agreed to inform the SVS of the signing between the two companies on September 27 of the La Farfana sewage treatment plant operating and maintenance contract.

Aguas Andinas S.A.

The ordinary shareholders meeting of Aguas Andinas S.A., held on April 23, 2007, renewed its board of directors, electing the following persons for a full statutory period (2 years):

DIRECTORS	ALTERNATE DIRECTORS
Alfredo Noman Serrano	Juan Antonio Guijarro
Joaquín Villarino Herrera	Antoni Siurana
Arturo Vergara del Río	Marta Colet Gonzalo
José Vila Basas	Diana D'Arras
Jaime Arellano Quintana	Mario Castillo Astudillo
Mónica Singer González	Ramón Figueroa González
Carlos Mladinic Alonso	Jorge Bande Bruck

At the board meeting held on April 24, 2007, the board was declared constituted and Ángel Simón was elected as chairman and Joaquín Villarino Herrera as vice-chairman. The same board meeting appointed the members of the company's directors' committee, being Mónica Singer González, Carlos Mladinic Alonso and Joaquín Villarino Herrera.

On September 25, 2007, the SVS was informed that:

On September 25, 2007, the board of the company agreed to distribute ThCh$30,000,062 as an interim dividend against the net income for 2007. The company's dividend No.45 therefore will amount to Ch$ 4.9028 per share, payable from October 24, 2007.

On September 28, 2007, the SVS was informed that:

The board of the company, at its meeting on August 28, and in accordance with clause 44 of Law 18,046 and taking into account that the directors of Aguas Andinas S.A., Joaquín Villarino Herrera and Marta Colet Gonzalo, are in turn directors of Empresa Depuradora de Aguas Servidas Ltda., agreed to inform the SVS of the signing between the two companies on September 27 of the La Farfana sewage treatment plant operating and maintenance contract.

Aguas Cordillera S.A.

On August 31, 2007, the SVS was informed of the dissolution of Aguas Cordillera S.A. (tax No.80.311.300-9), inscribed in the Securities Register of the SVS under number 0369, having gathered all its shares in the hands of Cordillera S.A. (tax No.96.809.310-k), a company that previously traded as Comercial Orbi II S.A.

At the board meeting of Aguas Cordillera S.A. Ex Comercial Orbi II S.A. held on March 5, 2007, because of the dissolution of the company absorbed, Aguas Cordillera S.A. Ex Comercial Orbi II S.A. became irrevocably the sole party responsible for the payment all and any obligation the absorbed company might have, either directly, indirectly or eventually to any person or entity. In addition, for the purposes foreseen in clauses 69 and 71 of the Tax Code, it was

expressly acknowledged that Aguas Cordillera S.A. Ex Comercial Orbi II S.A. became responsible to the Chilean Treasury for all taxes, charges, encumbrances, property taxes and other obligations of a tax nature.

At the date of issue of these financial statements, the management of the Company and its subsidiaries are unaware of other subsequent events that might significantly affect the Company's financial position and/or results as of September 30, 2007.

File No. 82-35046

IAM unconsolidated financial statements as of 30-09-2007

ASSETS	2007 ThCh$	2006 ThCh$
5.11.00.00 TOTAL CURRENT ASSETS	**15.596.918**	**17.752.508**
5.11.10.10 Cash & banks	1.538	28.694
5.11.10.20 Time deposits	0	741.738
5.11.10.30 Marketable securities (net)	0	571.947
5.11.10.40 Trade accounts receivable (net)	0	0
5.11.10.50 Notes receivable (net)	0	0
5.11.10.60 Sundry debtors (net)	21.895	206
5.11.10.70 Notes & accounts receivable related companies	15.030.732	16.266.866
5.11.10.80 Inventories (net)	0	0
5.11.10.90 Recoverable taxes	92.477	132.606
5.11.20.10 Prepaid expenses	0	10.451
5.11.20.30 Other current assets	450.276	0
5.12.00.00 TOTAL FIXED ASSETS	**27.355**	**8.370**
5.12.30.00 Machinery & equipment	31.077	9.335
5.12.40.00 Other fixed assets	3.953	3.911
5.12.60.00 Accumulated depreciation (less)	-7.675	-4.876
5.13.00.00 TOTAL OTHER ASSETS	**470.055.455**	**486.898.631**
5.13.10.10 Investments in related companies	198.862.437	193.080.673
5.13.10.30 Goodwill	271.187.152	293.810.079
5.13.10.70 Intangible assets	8.045	8.047
5.13.10.80 Amortization (less)	-2.179	-168
5.10.00.00 TOTAL ASSETS	**485.679.728**	**504.659.509**

File No. 82-35046

IAM unconsolidated financial statements as of 30-09-2007

LIABILITIES	2007 ThCh$	2006 ThCh$
5.21.00.00 TOTAL CURRENT LIABILITIES	**14.840.350**	**16.817.311**
5.21.10.60 Dividends payable	14.530.000	14.797.251
5.21.10.70 Accounts payable	19.127	63
5.21.10.90 Sundry creditors	2.488	53.886
5.21.20.10 Notes & accounts payable related companies	0	1.737.878
5.21.20.20 Provisions	219.627	124.901
5.21.20.30 Withholdings	8.764	85.483
5.21.20.40 Income tax	47.412	0
5.21.20.60 Deferred taxes	12.932	13.191
5.21.20.70 Other current liabilities	0	4.658
5.22.00.00 TOTAL LONG-TERM LIABILITIES	**158.012**	**172.394**
5.22.70.00 Deferred taxes	158.012	172.394
5.23.00.00 MINORITY INTEREST	**0**	**0**
5.24.00.00 TOTAL SHAREHOLDERS' EQUITY	**470.681.366**	**487.669.804**
5.24.10.00 Paid capital	442.313.833	473.518.223
5.24.20.00 Reserve restatewment of capital	22.694.595	11.908.335
5.24.40.00 Other reserves	3.372.694	0
5.24.50.00 Retained earnings (5.24.51.00 to 5.24.56.00)	2.300.244	2.243.246
5.24.52.00 Accumulated earnings	62.085	319.427
5.24.54.00 Net income for the period	16.768.159	16.721.070
5.24.55.00 Interim dividends (less)	(14.530.000)	(14.797.251)
5.20.00.00 TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**485.679.728**	**504.659.509**

File No. 82-35046

IAM unconsolidated financial statements as of 30-09-2007

Statement of Income	2007 ThCh$	2006 ThCh$
5.31.11.00 OPERATING INCOME	**-679.320**	**-288.935**
5.31.11.10 MARGEN DE EXPLOTACION	0	245.036
5.31.11.11 Ingresos de explotación	0	2.921.041
5.31.11.12 Costos de explotación (menos)	0	-2.676.005
5.31.11.20 Administrative & selling expenses (less)	-679.320	-533.971
5.31.12.00 NON-OPERATING RESULT	**17.487.193**	**16.958.404**
5.31.12.10 Financial income	227.763	223.030
5.31.12.20 Income in equity of related companies	34.236.352	32.065.539
5.31.12.30 Other non-operating income	11.845	1.644.384
5.31.12.40 Pérdida inversión empresas relacionadas (menos)	0	0
5.31.12.50 Amortization of goodwill (less)	-16.949.197	-16.911.898
5.31.12.60 Financial expenses (less)	-3.095	-6.170
5.31.12.70 Other non-operating expenses (less)	-3.257	-106.519
5.31.12.80 Price-level restatements	-24.075	44.644
5.31.12.90 Exchange differences	-9.143	5.394
5.31.10.00 INCOME BEFORE INCOME TAX & EXTRAORDINARY ITEMS	16.807.873	16.669.469
5.31.20.00 INCOME TAX	-39.714	51.601
5.31.30.00 ITEMES EXTRAORDINARIOS	0	0
5.31.40.00 INCOME BEFORE MINORITY INTEREST	16.768.159	16.721.070
5.31.50.00 MINORITY INTEREST	0	0
5.31.00.00 NET INCOME	**16.768.159**	**16.721.070**
5.30.00.00 NET INCOME FOR THE PERIOD	**16.768.159**	**16.721.070**

IAM unconsolidated financial statements as of 30-09-2007

Statement of Cash Flows - Direct	2007 ThCh$	2006 ThCh$
5.41.11.00 NET CASH FLOW FROM OPERATING ACTIVITIES	**27.961.482**	**28.498.947**
5.41.11.10 Collection of trade accouints receivable	1.134.606	3.106.945
5.41.11.20 Financial income received	227.325	236.901
5.41.11.30 Dividends & other distributions received	29.435.746	29.076.787
5.41.11.40 Other income received	0	54.509
5.41.11.50 Payments to suppliers & personnel (less)	-1.552.956	-2.934.617
5.41.11.60 interest paid (less)	0	-868
5.41.11.70 Income tax paid (less)	-6.853	-158.087
5.41.11.80 Other expenses paid (less)	-6.580	-62.498
5.41.11.90 V.A.T. & other similar payments (less)	-1.269.806	-820.125
5.41.12.00 NET CASH FLOW FROM FINANCING ACTIVITIES	**-27.909.506**	**-41.538.574**
5.41.12.35 Payment of dividends (less)	-8.639.461	-5.891.730
5.41.12.40 Distributions of capital (less)	-19.270.045	-35.646.844
5.41.13.00 NET CASH FLOW FROM INVESTMENT ACTIVITIES	**-21.748**	**13.027.815**
5.41.13.10 Sales of permanent investments	0	13.043.995
5.41.13.35 Acquisition of fixed assets (less)	-21.748	-16.180
5.41.10.00 TOTAL NET CASH FLOW FOR THE PERIOD	**30.228**	**-11.812**
5.41.20.00 EFFECT OF INFLATION ON CASH & CASH EQUIVALENTS	**-353.270**	**-192.206**
5.41.00.00 NET CHANGE IN CASH & CASH EQUIVALENTS	**-323.042**	**-204.018**
5.42.00.00 OPENING BALANCE OF CASH & CASH EQUIVALENTS	**774.856**	**1.546.397**
5.40.00.00 CLOSING BALANCE OF CASH & CASH EQUIVALENTS	**451.814**	**1.342.379**

File No. 82-35046

IAM unconsolidated financial statements as of 30-09-2007

Reconciliation Cash Flow - Net Income	2007 ThCh$	2006 ThCh$
5.50.10.00 Net income for the period	**16.768.159**	**16.721.070**
5.50.20.00 Result of asset sales	**0**	**-1.639.660**
5.50.20.20 Gain on sale of investments (less)	0	-1.639.660
5.50.30.00 Charges (Credits) to income not representing cash flows	**-17.261.782**	**-14.931.074**
5.50.30.05 Depreciation for the period	2.492	966
5.50.30.10 Amortization intangible assets	1.508	168
5.50.30.20 Accrued income on investmernts in related companies (less)	-34.236.352	-32.065.539
5.50.30.30 Amortization of goodwill	16.949.197	16.911.898
5.50.30.40 Price-level restatements (net)	24.075	-44.644
5.50.30.45 Exchange differences (net)	9.143	-5.394
5.50.30.50 Other credits to income not representing cash flows (less)	-11.845	0
5.50.30.55 Other charges to income not representing cash flows	0	271.471
5.50.40.00 Change in assets affecting cash flows - (increase) decrease	**30.537.256**	**29.049.780**
5.50.40.10 Trade accounts receivable	1.134.606	152.973
5.50.40.30 Other assets	29.402.650	28.896.807
5.50.50.00 Change in liabilities affecting cash flows - increase (decrease)	**-2.082.151**	**-701.169**
5.50.50.10 Accounts payable related to operating income	-893.018	350.546
5.50.50.20 Interest payable	0	-735
5.50.50.30 Income tax payable (net)	32.861	-213.818
5.50.50.40 Other accounts payable related to non-operating result	32.431	-54.642
5.50.50.50 V.A.T. & other similar payables (net)	-1.254.425	-782.520
5.50.60.00 Utilidad (Pérdida) del interés minoritario	**0**	**0**
5.50.00.00 NET CASH FLOW FROM OPERATING ACTIVITIES	**27.961.482**	**28.498.947**

IAM unconsolidated financial statements as of 30-09-2007

Inscription in the Securities Register

The Company is inscribed in the Securities Register of the Superintendency of Securities and Insurance (SVS) under No.912, and subject to the regulatory authority of that Superintendency

Accounting princples applied

a) Accounting period

These unconsolidated financial statements cover the periods from January 1 to September 30, 2007 and 2006.

b) Preparation

These unconsolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile, as published by the Chilean Institute of Accountants, and the instructions of the SVS, except for investments in subsidiaries which are shown on just one line in the balance sheet at their proportional equity value and have therefore not been consolidated line by line. This treatment does not modify the net income for the period or the equity.

In the event of differences between the accounting principles generally accepted in Chile, as published by the Chilean Institute of Accountants, and the instructions of the SVS, the latter prevail.

These financial statements have been issued only for the purpose of making an individual analysis of the Company and therefore should be read together with the consolidated financial statements, which are required by accounting principles generally accepted in Chile.

c) Presentation

For comparison purposes, the financial statements as of September 30, 2006 and their respective notes have been price-level restated off the books by 4.7%. This percentage corresponds to the variation in the consumer price index over the last twelve months, with a one-month time lag.

Some items of the financial statements of 2006 have been reclassified for comparison purposes.

d) Price-level restatements

The financial statements have been restated through the application of monetary correction rules, in accordance with accounting principles generally accepted in Chile, in order to reflect changes in the purchasing power of the currency in the period between January 1 and September 30, 2007 and 2006, being 5.1% and 2.5% respectively, with a one-month time lag. The balances of income statement accounts were also restated to express them at year-end values.

e) Currency translation

Assets and liabilities in Unidades de Fomento and/or foreign currencies are shown at their respective values and/or exchange rates at each period-end, at the following rates:

	2007 Ch$	2006 Ch$
United Status dollar	511.23	537.03
Unidad de Fomento	19,178.94	18,401.15
Euro	729.29	680.99

f) Time deposits

Time deposits are shown at their investment value plus indexation and interest accrued to the close of the financial statements.

g) Marketable securities

Investments in mutual funds quotas are shown at their redemption value as of the closing date of the financial statements.

h) Repurchase transactions

The acquisition of securities under resale agreements are shown as fixed-income investments in Other current assets, in accordance with SVS Circular 768.

i) Fixed assets

Fixed assets are shown at their restated cost.

j) Depreciation of fixed assets

Depreciation has been calculated using the straight-line method on the restated book values over the remaining useful lives of the respective assets.

k) Intangible assets

These include software shown at its restated cost, in accordance with Technical Bulletin 55 of the Chilean Institute of Accountants.

The software is being amortized over 4 years from its date of acquisition as it is estimated that it will provide benefits over that time.

l) Investments in related companies

Investments in related companies with the ability to exercise significant influence over the company in question are shown at their proportional equity value, determined on the basis of their respective financial statements as of September 30, 2007 and 2006. The participation in the results for each period is shown on an accrued basis.

m) Goodwill

Goodwill represents the difference paid over the proportional equity value on the purchase of related companies. Goodwill is amortized over a maximum term of 20 years from the acquisition date because it is believed that this is the period of return of the investment.

n) Income tax and deferred taxes

The Company has provided for income tax on the basis of the net taxable income determined in accordance with the provisions of the Income Tax Law. According to Technical Bulletin No.60 and other instructions from the Chilean Institute of Accountants and those contained in Circular 1,466 of the SVS, the Company records the effects of deferred taxes resulting from timing differences, tax benefits related to tax loss carry-forwards and other events that create differences between the financial and tax treatment of assets and liabilities.

IAM unconsolidated financial statements as of 30-09-2007

o) Sales

The Company's sales relate to technological support contributions and are shown on an accrued basis.

p) Derivative contracts

The Company has signed currency hedging contracts with financial institutions. These have been defined as hedging instruments against existing items and have been contracted and designated as exchange rate hedges. They are recorded in accordance with Technical Bulletin N° 57 of the Chilean Institute of Accountants.

q) Statement of cash flows

The Company considers as cash and cash equivalents the balances held in unrestricted bank checking accounts in local and foreign currencies, time deposits and marketable securities whose redemption will take place within 90 days from the date the investment was made and that have no risk of significant loss at the time of redemption.

Cash flows from operating activities include normal business revenues and expenses, plus those treated as non-operating in the Statement of Income.

Accounting changes

The accounting principles and criteria described in Note 2 were applied uniformly during the periods 2007 and 2006.

Marketable securities

The detail of these as of September 30, 2007 and 2006 is as follows:

Marketable Securities

	Book Value	
Instruments	30/09/2007	30/09/2006
Acciones		
Bonos		
Mutual fund quotas	0	571.947
Cuotas de fondos de inversión		
Pagares de oferta pública		
Letras hipotecarias		
Total Marketable Securities	**0**	**571.947**

IAM unconsolidated financial statements as of 30-09-2007

Balances and transactions with related parties

Notes and accounts receivable

(1) The account receivable from Aguas Andinas S.A.corresponds to interim dividends receivable. In 2006 these related mainly to interim dividends receivable and to technical assistance provided in the areas of the urban water cycle, commercial and strategic management, information technology and hydrology, hydraulic and engineering. The contract is expressed in U.F. and had a term of 5 years that ended in December 2006, whose payments were made at 90 days without interest.

(2) The account receivable from Aguas del Gran Santiago S.A. in 2006 relates to reimbursements of expenses, payable at 30 days without interest.

Notes and accounts payable

(1) The account payable to Sociedad General Aguas de Barcelona S.A. in 2006 related to a contract in euros for the provision of services since 2001, which had a term of 5 years with monthly invoicing and payments at 63 days without interest.

(2) The account payable to Suez Lyonnaise des Eaux in 2006 related to a contract in euros for the provision of

Balances and Transactions with related entities

Notes and accounts receivable

Tax No.	Company	Short	Term	Long	Term
		30/09/2007	30/09/2006	30/09/2007	30/09/2006
61808000-5	AGUAS ANDINAS S.A. (1)	15.030.732	16.202.120		
77329730-4	INVERSIONES AGUAS DEL GRAN SANTIAGO S.A (2)	0	64.746		
	TOTAL	**15.030.732**	**16.266.866**		

services, which are invoiced monthly with payment at 63 days without interest.

Notes and accounts payable

Tax No.	Company	Short	Term	Long	Term
		30/09/2007	30/09/2006	30/09/2007	30/09/2006
59046220-9	SOC. GRAL. AGUAS DE BARCELONA S.A. (1)	0	1.498.540	0	0
00000001-9	SUEZ LYONNAISE DES EAUX (2)	0	239.338	0	0
	TOTAL	**0**	**1.737.878**	**0**	**0**

IAM unconsolidated financial statements as of 30-09-2007

Balances and Transactions with Related Enetities

Transactions

Tax No	Relationship	Transaction	Descripción de la transacción	30/09/2007 Amount	30/09/2007 Effect on results (charge)/credit)	30/09/2006 Amount	30/09/2006 Effect on results (charge)/credit)
SOC. GRAL. AGUAS DE BARCELONA S.A	59046220-9	RELATED	ADVICE RECEIVED	0	0	2.178.543	-2.178.543
SUEZ LYONNAISE DES EAUX	00000001-9	RELATED	ADVICE RECEIVED	0	0	423.058	-423.058
AGUAS ANDINAS S.A.	61808000-5	SUBSIDIARY	ADVICE GIVEN	15.429	0	2.999.089	2.893.307
AGUAS ANDINAS S.A.	61808000-5	SUBSIDIARY	DIVIDENDS RECEIVED	29 435.746	0	29 076.787	0
INVERSIONES AGUAS DEL GRAN SANTIAGO LTDA.	77329730-4	PARENT	CAPITAL DISTRIBUTION PAID	11.287.218	0	18.917.294	0
INVERSIONES AGUAS DEL GRAN SANTIAGO LTDA.	77329730-4	PARENT	DIVIDEND DISTRIBUTION	5.196.685	0	3.540 441	0

Deferred taxes and income tax

As of September 30, 2007 and 2006, the taxable income and other concepts are as follows:

	2007 ThCh$	2006 ThCh$
a) Taxable income	287,221	-
Accumulated tax losses	-	(379,759)
b) Taxed earnings fund	41,824,470	22,043,403
c) 17% tax credit for shareholders	8,369,562	4,514,355
16.5% tax credit for shareholders	37,349	-
16% tax credit for shareholders	11,684	-
15% tax credit for shareholders	61,840	

Deferred Taxes and Income Tax

Deferred taxes

	30/09/2007				30/09/2006			
	Deferred tax asset		Deferred tax liability		Deferred tax asset		Deferred tax liability	
	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term
Timing differences								
Provisión cuentas incobrables								
Ingresos Anticipados								
Provision for vacations	1.433				1.174			
Amortización intangibles								
Activos en leasing								
Gastos de fabricación								
Depreciación Activo Fijo								
Indemnización años de servicio								
Otros eventos								
Investment expenses related company			14.365	158.012			14.365	172.394
Otros								
Cuentas complementarias-neto de amortiza								
Provisión de valuación								
Total	1.433		14.365	158.012	1.174		14.365	172.394

IAM unconsolidated financial statements as of 30-09-2007

Deferred Taxes and Income Tax

Income tax

	30/09/2007	30/09/2006
Current tax charge (provision for tax)	(48.828)	0
Adjustment previous year's tax	0	(23.789)
Effect on assets or liabilities of deferred tax for the period	10.758	11.006
Tax benefit of tax losses	0	64.559
Effect of amortization of complementary deferred asset & liability accounts	0	0
Effect on deferred tax assets or liabilities for changes in valuation provision	0	0
Other charges or credits to the account	(1.644)	(175)
Total	(39.714)	51.601

Other current assets

This note contains no text.

Information on securities repurchase agreements

This note contains no text.

Investments in related companies

As of September 30, 2007 and 2006, the investments in related companies were:

Investments in related companies
Detail of investments

Tax No.	Company	Country of origin	Investment control currency	No. of shares	Percentage holding		Equity of the company		Result for the period		Equity of company at fair value		Accrued results		Proportional equity value		Book
					30/09/2007	30/09/2006	30/09/2007	30/09/2006	30/09/2007	30/09/2006	30/09/2007	30/09/2006	30/09/2007	30/09/2006	30/09/2007	30/09/2006	30/09/2007
61808000-5	AGUAS ANDINAS S.A.	CHILE		3.065.744.510	50,10234	50,10234	394.912.474	385.372.865	68.332.440	63.343.576	0	0	34.238.352	32.245.536	194.862.437	193.080.873	194.862.437
	TOTAL														194.862.437	193.080.873	194.862.437

Investments in other companies

This note contains no text.

Goodwill and negative goodwill

As of September 30, 2007 and 2006, goodwill represents the difference between the cost and the

IAM unconsolidated financial statements as of 30-09-2007

Goodwill and Negative Goodwill

Goodwill

Tax No.	Company	30/09/2007 Amount amortized in period	30/09/2007 Balance goodwill	30/09/2006 Amount amortized in period	30/09/2006 Balance goodwill
61808000-5	AGUAS ANDINAS S.A.	16.949.197	271.187.152	16.911.898	293.810.079
	TOTAL	**16.949.197**	**271.187.152**	**16.911.898**	**293.810.079**

Others (Other assets)

This note contains no text.

Other current liabilities

This note contains no text.

Provisions and write-offs

The detail of provisions as of September 30, 2007 y 2006 is as follows:

Current liabilities

	2007 ThCh$	2006 ThCh$
Accrued vacations	8,427	6,908
Services accrued	211,200	117,993
Totales	**219,627**	**124,901**

The Company made no write-offs during the periods 2007 and 2006.

Severance payments

This note contains no text.

Changes in shareholders' equity

The movement in the Company's equity during the periods 2007 and 2006 is as follows:

The extraordinary shareholders meeting held on April 24, 2007 approved the following:

IAM unconsolidated financial statements as of 30-09-2007

- Distribute net income of ThCh$8,845,300. This was distributed in cash pro rata to the shareholdings.

The extraordinary shareholders meeting held on April 24, 2007 approved the following:

- Reduce capital by ThCh$19,512,800, formalized by a capital amendment deed dated May 28, 2007. The payment was made on July 25, 2007.

The board meeting held on September 26, 2007 agreed the following:

- Distribute ThCh$14,530,000 as an interim dividend against the net income for 2007. This will be paid in cash pro rata to the shareholdings.

The ordinary shareholders meeting held on April 27, 2006 agreed the following:

- Distribute net income equivalent to ThCh$5,974,400 (historic) in cash pro rata to the shareholders' percentage holdings.

The extraordinary shareholders meeting held on April 27, 2006 agreed the following:

- Reduce capital by ThCh$33,609,900 (historic), formalized by a public deed modifying the capital dated May 10, 2006. The amount of the reduction was distributed in cash pro rata to shareholdings.

The board meeting held on September 27, 2006 agreed to:

- Distribute ThCh$14,133,000 (historic) as an interim dividend against the net income for 2006. This was distributed in cash pro rata to shareholdings.

Other reserves:

In accordance with Technical Bulletin 72 of the Chilean Institute of Accountants, paragraph 29, combination of companies under common control based on the methodology of unification of interests, the equity changes in the subsidiary Aguas Andinas S.A. caused by that company's increase in investments due to purchases of shares in Gestión y Servicios S.A., Aguas Cordillera S.A. (ex Comercial ORBI II S.A.) and Aguas Manquehue S.A., were recorded in Other reserves. On the other hand, it disposed of its complete holding in Aguas Cordillera S.A..

On August 31, 2007, Aguas Cordillera S.A. (tax No.80.311.300-9) was dissolved through the holding of all the shares by Aguas Cordillera S.A. (tax No.96.809.310-K), a company that previously traded as Comercial Orbi II S.A. This merger produced a deferred tax arising from the recognition of tax goodwill amounting to ThCh$6,725,927. In accordance with Technical Bulletin 72 of the Chilean Institute of Accountants, paragraph 29, Inversiones Aguas Metropolitanas therefore recorded in Other Reserves the equity changes produced in the subsidiary Aguas Andinas S.A.

IAM unconsolidated financial statements as of 30-09-2007

Changes in Shareholders' Equity

Changes in equity

	30/09/2007									30/09/2006				
	Paid capital	Reserve restatement capital	Share premium	Other reserves	Reserve future dividends	Accumulated earnings	Interim dividends	Development period deficit	Result for the period	Paid capital	Reserve restatement of capital	Accumulated earnings	Interim dividends	Result for the period
Initial balance	461.826.633	0		3 028		303 844	-14 076.466		22 617 684	485 871 813	0	285.684	-11 129.475	17 103.861
Distribution previous year's result	0	0				8 641.516	14 076 466		-22.617 684			5.874.606	11 129.475	-17.103.861
Final dividend previous year	0					-8 645.300						-5.874 400		
Capital increase	0					0								
Capitalization reserves &/or profits	0	0		0						0	0			
Accumulated development period deficit	0	0												
Capital reduction	-19.512.800	0								-33.608 000				
Reserve - Technical Bulletin 72	0			3.368 511										
Restatement of capital	0	22.604.505		155		61 025	0		0	0	11.373.768	18 086	0	0
Result for the period	0					0			16 768 158					15 870.458
Interim dividends	0					0	-14 530 000						-14.133.000	
Closing balance	442.313.833	22.604.505		3.372.694		63.868	-14.530 000		16.768.158	452.261.813	11.373.768	305.066	-14.133.000	15.870.458
Restated balances										473.516.223	11.906.335	319 427	-14 797.251	16 721.879

Change in Shareholders' Equity

Number of shares

Series	No. subscribed shares	No. paid shares	No. shares with voting rights
SOLE	1.000.000.000	1.000.000.000	1.000.000.000

Change in Shareholders' Equity

Capital (amount - ThCh$)

Series	Subscribed capital	Paid capital
SOLE	442.313.833	442.313.833

Other non-operating income and expenses

The detail of other non-operating income and expenses as of September 30, 2007 is as follows:

Other non-operating income	2007 ThCh$	2006 ThCh$
Gain on sale of shares	-	1,639,660
Gain from derivative contract	11,845	-
Other	-	4,724
Total	**11,845**	**1,644,384**

Other non-operating expenses	2007 ThCh$	2006 ThCh$
Loss on derivative contract	-	24,097
Advice on sale of shares	-	78,141
Other	3,257	4,281
Total	**3,257**	**106,519**

IAM unconsolidated financial statements as of 30-09-2007

Price-level restatements

The detail of price-level restatements credited (charged) to income is as follows:

Price-Level Restatements

ASSETS (CHARGES) / CREDITS	Indexation unit	30/09/2007	30/09/2006
INVENTORIES	CPI	0	0
FIXED ASSETS	CPI	1.421	290
INVESTMENTS IN RELATED COMPANIES	CPI	8.743.254	4.338.776
GOODWILL	CPI	13.981.878	7.670.152
OTHER MONETARY ASSETS	CPI	886	0
INTANGIBLE ASSETS.	CPI	0	3.036
OTHER NON-MONETARY ASSETS	CPI	21.784	56.400
OTHER MONETARY ASSETS		22.749.223	12.068.654

LIABILITIES (CHARGES) / CREDITS			
SHAREHOLDERS' EQUITY	CPI	-22.756.675	-11.928.331
MONETARY LIABILITIES.	UF	-30	0
NOM-MONETARY LIABILITIES	CPI	-9.190	-4.976
REVENUE ACCOUNTS	CPI	-7.403	-90.703
TOTAL (CHARGES) CREDITS		-22.773.298	-12.024.010
(LOSS) GAIN FROM PRICE-LEVEL RESTATEMENTS		-24.075	44.644

Exchange differences

The exchange differences occurring in the periods ended September 30, 2007 and 2007 were as follows:

IAM unconsolidated financial statements as of 30-09-2007

Exchange Differences

	Currency	Amount	
		30/09/2007	30/09/2006
ASSETS (CHARGES) /CREDITS			
CASH & BANKS	DOLLARS	-402	3.365
MARKETABLE SECURITIES	EUROS	128	41.273
ACCOUNTS RECEIVABLE RELATED COMPANIES	EUROS	232	0
SUNDRY DEBTORS	EUROS	-272	0
Total (Charges) Credits		**-314**	**44.638**
LIABILITIES (CHARGES) / CREDITS			
ACCOUNTS PAYABLE	DOLLARS	-1	0
ACCOUNTS PAYABLE RELATED COMPANIES	EUROS	-919	-33.973
WITHHOLDINGS	DOLLARS	-7.909	-4.960
WITHHOLDINGS	EUROS	0	-311
Total (Charges) Credits		**-8.829**	**-39.244**
(Loss) Gain from exchange differences		**-9.143**	**5.394**

Statement of cash flows

Cash equivalents in the statement of cash flows consist of financial investments including marketable securities and time deposits of up to 90 days from investment date. The detail is as follows:

	2007 ThCh$	2006 ThCh$
Cash & banks	1,538	28,694
Time deposits	-	741,738
Marketable securities	-	571,947
Other current assets	450,276	-
	---------	---------
Balance of cash & cash equivalents	**451,814**	**1,342,379**

There were no cash flows committed by the Company as of September 30, 2007 and 2006.

Derivative Contracts

This not does not contain text.

Contingencies and restrictions

As of September 30, 2007, no performance bonds have been given to third parties, while as of September 30, 2006, the Company had given a performance bond issued by Banco Santander in favor of its

subsidiary Aguas Andinas S.A. for the sum of ThCh$91,107, to guarantee the conditions for the provisions of contracted services.

Contingencies and Restrictions
Direct guarantees

Creditor	Debtor		Type of guarantee	Assets affected		Balances outstanding at date of closing of financial statements	
	Name	Relationship		Type	Book value	30/09/2007	30/09/2006
AGUAS ANDINAS S.A.	INVERSIONES AGUAS METROPOLITANAS S.A.	SUBSIDIARY	PERFORMANCE BOND	0	0	0	91.107

Guarantees received from third parties

As of September 30, 2007 Inversiones Aguas Metropolitanas S.A. has received no guarantees from third parties.

Local and foreign currency

The Company shows the following assets and liabilities in local and foreign currencies as of September 30, 2007 and 2006.

Local and Foreign Currency

Assets

	Currency	Amount	
		30/09/2007	30/09/2006
Current assets			
CASH & BANKS	NON-INDEXED CH$	1.057	23.065
CASH & BANKS	DOLLAR	481	5.629
TIME DEPOSITS	NON-INDEXED CH$	0	741.738
MARKETABLE SECURITIES	NON-INDEXED CH$	0	571.947
SUNDRY DEBTORS	NON-INDEXED CH$	21.856	206
SUNDRY DEBTORS	EUROS	39	0
NOTES RECEIVABLE RELATED COMPANIES	NON-INDEXED CH$	15.030.732	16.266.866
RECOVERABLE TAXES	INDEXED CH$	92.477	132.606
PREPAID EXPENSES	INDEXED CH$	0	10.451
OTHER CURRENT ASSETS	INDEXED CH$	450.276	0
Fised assets			
NET FIXED ASSETS	INDEXED CH$	27.355	16.249
Other assets			
INVESTMENTS RELATED COMPANIES	INDEXED CH$	198.862.437	193.080.673
GOODWILL	INDEXED CH$	271.187.152	293.810.079
INTANGIBLE ASSETS (NET)	INDEXED CH$	5.866	0
Total Assets			
	NON-INDEXED CH$	15.053.645	17.603.822
	DOLLAR	481	5.629
	EUROS	39	0
	$REAJUSTABLES	470.625.563	487.050.058

IAM unconsolidated financial statements as of 30-09-2007

Local and Foreign Currency

Current liabilities

Currency	Up to 90 days				90 days to 1 year			
	30/09/2007		30/09/2006		30/09/2007		30/09/2006	
	Amount	Avge annual int rate	Amount	Avge annual int rate	Amount	Avge annual int rate	Amount	Avge annual int rate
NON-INDEXED CH$	14.530.000		14.797.251		0		0	
NON-INDEXED CH$	19.127		63		0		0	
NON-INDEXED CH$	2.488		178		0		53.708	
EUROS	0		1.737.878		0		0	
NON-INDEXED CH$	219.627		124.901		0		0	
NON-INDEXED CH$	8.764		85.483		0		0	
NON-INDEXED CH$	0		0		47.412		0	
INDEXED CH$	3.233		0		9.699		13.191	
NON-INDEXED CH$	0		4.658		0		0	
NON-INDEXED CH$	14.780.006		15.012.534		47.412		53.708	
EUROS	0		1.737.878		0		0	
INDEXED CH$	3.233		0		9.699		13.191	

Local and Foreign Currency

Long-term liabilities as of 30/09/2007

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years	
		Amount	Avge annual int rate	Amount	Avge annual int rate	Amount	Avge annual int rate	Amount	Avge annual int rate
DEFERRED TAXES	INDEXED CH$	27.480		27.480		68.701		34.351	
TOTAL LONG-TERM LIABILITIES	INDEXED CH$	27.480		27.480		68.701		34.351	

Local and Foreign Currency

Long-term liabilities as of 30/09/2006

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years	
		Amount	Avge annual int rate	Amount	Avge annual int rate	Amount	Avge annual int rate	Amount	Avge annual int rate
DEFERRED TAXES	INDEXED CH$	28.733		28.733		71.830		43.098	
TOTAL LONG-TERM LIABILITIES	INDEXED CH$	28.733		28.733		71.830		43.098	

Sanctions

Neither the Company, its directors or its management have been sanctioned by the Superintendency of Securities and Insurance or any other administrative authority as of September 30, 2007 and 2006.

Subsequent events

The SVS was informed on October 3, 2007 that:
SVS Resolution 11,603 of October 2 required the Company to report on certain aspects related to the La Farfana sewage treatment plant operation and maintenance contract signed between Aguas Andinas S.A. and Empresa Depuradora de Aguas Servidas Ltda.

The company replied that the contract derived from an international public tender, in accordance with clause 67 of MOP decree 382/88, the General Sanitation Services Law, called by Aguas Andinas S.A. on May 12, 2007.

9 companies acquired the respective tender bases and the companies Cadagua S.A., Omnium de Traitment et de Valorisation S.A. (OTV) and a consortium formed by Degrémont S.A. and Sociedad General de Aguas de Barcelona S.A. (Agbar) presented formal offers, the last two-named companies being related to Aguas Andinas S.A. The minutes of the opening ceremony were enclosed.

Later, on August 2, Aguas Andinas S.A. informed the consortium mentioned that it had obtained the better technical and economic qualification and had won the tender. This adjudication was following the favorable agreement of the directors' committee of Aguas Andinas S.A. at its meeting on July 23 and by the board at its ordinary meeting No.351 held on July 24, 2007. The agreement was approved unanimously by the directors present, declaring that this was a transaction that met conditions of equity similar to those habitually prevailing in the market.

For the signing of the contract, and in accordance with the tender bases, Degrémont and Agbar, through its Chilean subsidiary Agbar Conosur Ltda., constituted a company called Empresa Depuradora de Aguas Servidas Ltda. (EDAS) with the appointment as directors of the company of the directors of Aguas Andinas, Joaquín Villarino and Marta Colet.

For the reasons explained, the signing of the contract with EDAS is a transaction as contemplated in clause 44 of the Corporations Law 18,046.

The signing of the contract with EDAS was approved by the directors' committee of Aguas Andinas on August 27, 2007 and by its board at its ordinary meeting No.352 held on August 28. The agreements indicated were also approved unanimously by the directors present, with Mr Villarino and Mrs Colet abstaining.

The contract was signed on the basis of a series of unit prices, for an estimated value of UF 2,774,994.4 plus VAT and has a term of 60 months from October 1, 2007. It may be extended for a consecutive period of 60 months on the terms set out in the contract.

The purpose of the contract is to develop the operating and maintenance service of the La Farfana sewage treatment plant of Aguas Andinas S.A., including all aspects of a correct management of the plant's operation and maintenance, including among other things, the provision of personnel, electricity costs, the provision of chemicals, spare parts, etc., all under the conditions contemplated in the tender bases and other documents of the contract.

At the date of issue of these financial statements, the Company's management is unaware of any other subsequent events that might significantly affect the Company's financial position and/or results as of September 30, 2007.

<u>The Environment</u>

Inversiones Aguas Metropolitanas S.A. has no projects for improving the environment during the periods to September 30, 2007 and 2006.

File No. 82-35046

IAM

Santiago, Octuber 29, 2007

Mr
Superintendent of
Securities and Insurance
Santiago

REF. : INFORMATION CIRCULAR N° 1696

Dear Sir,

We enclose the information requested in this Circular in the pre-established format, with the information relating to the closing of the consolidated financial statements for the year ended June 30, 2007, of Inversiones Aguas Metropolitanas S.A.

Yours sincerely,

Marta Colet Gonzalo
Chief Executive Officer

12

File No. 82-35046

IAM

APPENDIX A

1.0 INSCRIPTION ON STOCK EXCHANGE

1.1 Inscribed in some Stock Exchange (YES/NO)	Yes
1.2 Stock exchanges inscribed in	Santiago Stock Exchange Chilean Electronic Exchange

2.0 CONTROLLER OF THE COMPANY

2.1 Company has a controller? (YES/NO)	Yes
2.2 Effective participation	56,6%

2.3 Detail of effective particiaption

Tax No.	Name	Percentage
77.329.730-4	Inversiones Aguas del Gran Santiago S.A.	56,60%

3.0 STATUTORY PROVISIONS

3.1 Company subject to provisions of Chapter XII of Lae 3,500 (YES/NO)	NO
3.2 Maximum permitted concentration according to bylaws	

4.0 COMPLIANCE WITH CONDITIONS ESTABLISHED IN CLAUSE 112 OF DECREEE LAW 3,500

4.1 Condition related to maximum concentration (YES/NO)	
4.2 Condition related to shareholdings of minority shareholders	
4.3 Condition related to dispersion of share ownership	
4.3.1 Number of shareholders	
4.3.2 Percentage	

IAM

APPENDIX B

NET CONSOLIDATED ACCOUNTING ASSETS AT SEPTEMBER 30, 2007

Parent Company: Invesriones Aguas Metropolitanas S.A.	Subsidiary company: Aguas Andinas S.A.
Deuda vigente en mercado nacional :_____	Deuda vigente en mercado nacional :__X__
Deuda vigente en mercado internacional :_____	Deuda vigente en mercado internacional :_____

Inversión	Cuenta FECU Número	Clasificación de Riesgo	Inversión Miles de $	Factor de Riesgo	Monto a rebajar Miles de $	Sub-Totales	
1.0 Total shares & rights in companies Not indispensable for the business (less)							-325.987.609
1.1 Marketable securities	5.11.10.30						
Sociedad - Instrumento							
1.2 Investments in related companies	5. 13.10.10						
Sociedad - Instrumento							
1.3 Investments in other companies	5. 13.10.20						
Sociedad - Instrumento							
1.4 Goodwill	5. 13.10.30					325.988.640	
Aguas Andinas S.A. - Acciones			271.187.152	1	271.187.152		
Aguas Cordillera S.A. - Acciones			54.800.362	1	54.800.362		
Sociedad Comercial ORBI II S.A.- Acciones			0	1	0		
Aguas los Dominicos S A. - Acciones			1.126	1	1.126		
1.5- Negative goodwill	5. 13.10.40					(1.031)	
Aguas Manquehue S.A. - Derechos			(1.031)	1	(1.031)		
1.6 Others	5. 13.10.90						
Sociedad - Instrumento							
2.0 Total bonds and trade paper of public & private companies							
2.1 Marketable securities	5. 11.10.30						
Sociedad - Instrumento							
2.2 Others current assets	5. 11.20.30						
Sociedad - Instrumento							
2.3 Long-term debtors	5. 13.10.50						
Sociedad - Instrumento							
2.4 Others	5. 13.10.90						
Sociedad - Instrumento							
3.0 Total notes and accounts receivable from related companies not related to the business							
3.1 Short term	5. 11.10.70						
Sociedad - Instrumento							
3.2 Long term	5. 13.10.60						
Sociedad - Instrumento							
4.0 Time deposits							
4.1 Time deposits	5. 11.10.20						
Sociedad - Instrumento							
5.0 Total adjustments							
6.0 Total consolidated assets	5. 10.00.00						1.057.910.355
7.0 Total net consolidated assets							731.922.746

END